Exhibit 99.1

LIGHTSPEED POS INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Lightspeed POS Inc. (“Lightspeed” or the “Company”)
700 Saint-Antoine Street East, Suite 300
Montréal, Québec, Canada H2Y 1A6

1.2	Executive Officer

The name and business telephone number of an executive officer of Lightspeed who is knowledgeable about the significant acquisitions and this business acquisition report (this “Report”) is:

Brandon Nussey
Chief Financial Officer
Phone: (514) 907-1801

Item 2	Details of the Acquisitions

2.1	Nature of Businesses Acquired

On November 25, 2020, Lightspeed acquired ShopKeep Inc. and its affiliates (“ShopKeep”) pursuant to an Agreement and Plan of Merger and Reorganization dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the “ShopKeep Acquisition”).

ShopKeep’s cloud-based commerce platform is used by more than 20,000 retailers and restaurant customer locations nationwide. Through its software platform, ShopKeep provides business owners with essential features such as automatic inventory tracking, employee management and real time sales reporting.

On December 1, 2020, Lightspeed and its wholly-owned subsidiaries, Provide Merger Sub Inc. and Provide Holdings Inc., acquired the business of Al Dente Intermediate Holdings, LLC and its subsidiaries (“Upserve”) through the acquisition of all the issued and outstanding shares of Al Dente Topco, Inc. pursuant to an Agreement and Plan of Merger dated December 1, 2020, by and among Lightspeed, Provide Merger Sub Inc., Provide Holdings Inc., Al Dente Topco, Inc. and Vista Equity Partners Management, LLC (the “Upserve Acquisition”, and together with the ShopKeep Acquisition, the “Acquisitions”). On December 1, 2020, immediately following the completion of the Upserve Acquisition, Al Dente Topco, Inc. and Provide Merger Sub Inc. were amalgamated and such amalgamated entity was then immediately amalgamated with Provide Holdings Inc. The surviving entity continued as Provide Holdings Inc. with 100% direct ownership of Al Dente Intermediate Holdings, LLC and its subsidiaries. Al Dente Topco, Inc. had no assets, liabilities, income, expenses or operations other than its 100% ownership of Al Dente Intermediate Holdings, LLC and its subsidiaries. Due to the foregoing, the financial statements which have been provided for the purposes of this business acquisition report are those of Al Dente Intermediate Holdings, LLC and its subsidiaries. Al Dente Intermediate Holdings, LLC and its subsidiaries are referred to herein as “Upserve”.

Upserve’s cloud-based restaurant management platform is used by more than 7,000 hospitality customer locations nationwide. Through its software platform, Upserve provides restaurateurs with analytics-based POS and restaurant management solutions.

2.2	Acquisition Date

The ShopKeep Acquisition was completed on November 25, 2020. The Upserve Acquisition was completed on December 1, 2020.

2.3	Consideration

Unless otherwise indicated all dollar amounts included herein are expressed in United States (“US”) dollars. Figures are in thousands of US dollars, except for the number of shares.

The total consideration for the ShopKeep Acquisition on closing of $554,925 consisted of $134,055 cash paid on the closing date, net of cash acquired and 7,437,452 subordinate voting shares of the Company (“Common Shares”), at a fair value of $51.17 per share at the closing date, which is based on the quoted price of the Common Shares on the New York Stock Exchange (“NYSE”) on the closing date. Also included in the total consideration is an amount of $40,432 that was attributable to the replacement awards issued for the assumption of the stock option plan of ShopKeep. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.

The total consideration for the Upserve Acquisition of $411,603 consisted of $98,855 cash paid on the closing date, net of cash acquired, and 5,895,365 Common Shares, at a fair value of $52.62 per share at the closing date, which is based on the quoted price of the Common Shares on the NYSE on the closing date. An amount of $2,000 was treated as a holdback that is expected to be released to Upserve within 12 months from the acquisition date. Additional cash may be paid by (or returned to) the Company due to a post-closing working capital adjustment.

2.4	Effect on Financial Position

Lightspeed has no current plans or proposals for material changes in its business affairs or the affairs of either ShopKeep or Upserve, which may have a significant effect on the results of operations and financial position of Lightspeed.

Please also refer to the unaudited pro forma financial statements attached as Schedule “E” to this business acquisition report and to the unaudited condensed interim consolidated financial statements of Lightspeed as at December 31, 2020 and for the three and nine month periods ended December 31, 2020 and 2019.

2.5	Prior Valuations

There has been no valuation opinion obtained within the last twelve months by Lightspeed or, to the knowledge of Lightspeed, by ShopKeep or Upserve required by securities legislation or a Canadian exchange or market to support the consideration paid by Lightspeed in connection with the Acquisitions of either ShopKeep or Upserve in connection with the Acquisitions.

2.6	Parties to Transactions

Neither ShopKeep Inc., its affiliates or the sellers in the ShopKeep Acquisition nor Al Dente Topco, Inc., its affiliates or the sellers in the Upserve Acquisition were informed persons (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associates or affiliates of Lightspeed prior to the respective transactions.

2.7	Date of Report

February 8, 2021

Item 3	Financial Statements and Other Information

The following financial statements form a part of this business acquisition report:

1) Audited Consolidated Financial Statements of ShopKeep

Attached as Schedule “A” to this business acquisition report are the audited consolidated balance sheet of ShopKeep as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and the related notes to the consolidated financial statements.

2) Unaudited Interim Condensed Consolidated Financial Statements of ShopKeep

Attached as Schedule “B” to this business acquisition report are the unaudited interim condensed consolidated balance sheet of ShopKeep as of September 30, 2020, the related condensed consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the nine months ended September 30, 2020 and 2019, and the related notes thereto.

3) Audited Consolidated Financial Statements of Al Dente Intermediate Holdings, LLC

Attached as Schedule “C” to this business acquisition report are the audited consolidated balance sheets of Al Dente Intermediate Holdings, LLC as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, members’ equity, and cash flows for each of the years then ended, and the related notes to the consolidated financial statements.

4) Unaudited Interim Condensed Consolidated Financial Statements of Al Dente Intermediate Holdings, LLC

Attached as Schedule “D” to this business acquisition report are the unaudited interim condensed consolidated balance sheet of Al Dente Intermediate Holdings, LLC as of September 30, 2020 and the related condensed consolidated statements comprehensive loss, members’ equity, and cash flows for the nine months ended September 30, 2020 and 2019, and the related notes thereto.

5) Unaudited Pro Forma Condensed Consolidated Financial Statements of Lightspeed

Attached as Schedule “E” to this business acquisition report are the unaudited pro forma condensed consolidated statement of loss for the year ended March 31, 2020, and the unaudited pro forma condensed consolidated statement of loss for the nine months ended December 31, 2020.

A pro forma consolidated balance sheet has been omitted given that the December 31, 2020 interim consolidated financial statements of Lightspeed have been filed and reflect the acquisitions.

Forward-Looking Statements

This business acquisition report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook, and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, key performance indicators, market position, expected acquisition outcomes and synergies, products and features, performance, achievements, prospects or opportunities, the markets in which we operate and our, ShopKeep’s and Upserve’s customers is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this business acquisition report represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this business acquisition report is expressly qualified by the foregoing cautionary statements.

Schedule “A”
Audited consolidated financial statements of ShopKeep as of and for the years ended
December 31, 2019, and 2018

SHOPKEEP INC.

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	3

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, AND 2018:

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Comprehensive Loss	6

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit	7

Consolidated Statements of Cash Flows	8–9

Notes to Consolidated Financial Statements	10–29

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of ShopKeep Inc.

We have audited the accompanying consolidated financial statements of ShopKeep Inc. and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ShopKeep Inc. and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company may be unable to remain in compliance with the financial covenants required by its revolving line of credit facility that is scheduled to expire in January 2021, and for which the Company’s secured term loan is subject to a cross default provision. Absent a waiver or amendment from the senior lender and a renewal or refinancing of the facility, the Company will be unable to meet its obligations as they become due over the next twelve months. The Company has stated that these uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans which includes their discussion to obtain a waiver or amendment from the senior lender, are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our opinion is not modified for these matters.

/s/ Deloitte & Touche LLP

June 29, 2020

SHOPKEEP INC.
CONSOLIDATED BALANCE SHEETS
	As of December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$6,411,953	$$12,552,693
Accounts receivable, net	2,667,432	1,662,702
Merchant cash advance receivable, net	3,784,688	419,755
Inventory	582,757	401,164
Prepaid expenses and other current assets	2,267,580	2,142,911
Deferred commission expense	728,103	—
Total current assets	16,442,513	17,179,225
Property and equipment, net	955,092	989,320
Capitalized software and intangibles, net	5,079,789	4,974,238
Deferred commission expense, net of current portion	1,374,199	—
Goodwill	8,842,046	8,842,046
Other non-current assets	182,146	169,999
Total assets	32,875,785	32,154,828
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,181,798	$1,502,257
Accrued expenses	4,504,008	5,187,434
Other current liabilities	1,984,358	3,506,171
Deferred revenue	4,270,654	2,948,712
Convertible Preferred Stock Warrant	739,591	330,330
Total current liabilities	14,680,409	13,474,904
Deferred tax liabilities — non-current	182,494	143,546
Line of credit	10,803,855	10,797,186
Notes payable - convertible notes	42,414,264	30,188,264
Notes payable - term loans	14,393,691	14,239,125
Total liabilities	82,474,713	68,843,025
Commitments and contingencies (Note 14)
Convertible preferred stock:
Series A, par value $0.001 per share - authorized 3,011,062 shares; issued and outstanding 3,011,062 shares as of December 31, 2019 and 2018	2,200,532	2,200,532
Series B, par value $0.001 per share - authorized 6,644,794 shares; issued and outstanding 6,612,609 shares as of December 31, 2019 and 2018	10,272,912	10,272,912
Series C, par value $0.001 per share - authorized 6,331,608 shares; issued and outstanding 6,291,009 shares as of December 31, 2019 and 2018	25,567,289	25,567,289
Series D, par value $0.001 per share - authorized 13,150,532 shares; issued and outstanding 6,999,791 shares as of December 31, 2019 and 2018	38,001,172	38,001,172
Total convertible preferred stock	76,041,905	76,041,905
Stockholders' deficit:
Common stock, par value $0.001 per share - authorized 52,660,924 shares; issued and outstanding 11,123,583 and 11,091,284 shares as of December 31, 2019 and 2018	473	441
Additional paid-in capital	18,498,962	17,523,235
Note receivable from stockholder	(98,888)	(98,888)
Accumulated other comprehensive loss	(140,099)	(221,223)
Accumulated deficit	(143,901,281)	(129,933,667)
Total stockholders' deficit	(125,640,833)	(112,730,102)
Total liabilities, convertible preferred stock and stockholders' deficit	$32,875,785	$32,154,828

See notes to consolidated financial statements.

SHOPKEEP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2019	2018
Revenue:
Subscription, processing and services-based recurring revenue	$48,641,996	$39,002,757
Product revenue	5,625,472	6,270,710
Total revenue	54,267,468	45,273,467
Cost of sales:
Subscription, processing and services-based costs	5,577,021	4,153,001
Product costs	5,003,677	5,310,553
Total cost of sales	10,580,698	9,463,554
Gross profit	43,686,770	35,809,913
Operating expenses:
Technology, research and development	13,944,170	12,884,381
Sales and marketing	18,921,880	17,197,618
General and administrative	12,176,602	15,271,950
Total operating expenses	45,042,652	45,353,949
Loss from operations	(1,355,882)	(9,544,036)
Other expense (income):
Other income, net	(546)	(638)
Interest expense, net	8,839,040	6,571,768
Change in fair value of financial instruments	4,483,904	(354,971)
Total other expense	13,322,398	6,216,159
Loss before income taxes	(14,678,280)	(15,760,195)
Benefit (provision) for income taxes	(584,350)	188,342
Net loss	$(15,262,630)	$(15,571,853)

See notes to consolidated financial statements.

SHOPKEEP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,
	2019	2018
Net loss	$(15,262,630)	$(15,571,853)
Other comprehensive income (loss):
Foreign currency translation adjustments	81,124	(125,690)
Other comprehensive income (loss)	81,124	(125,690)
Comprehensive loss	$(15,181,506)	$(15,697,543)

See notes to consolidated financial statements.

SHOPKEEP INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

									Accumulated
	Convertible					Additional	Note Receivable		Other	Total
	Preferred Stock(1)		Common Stock		Treasury	Paid-In	From	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Stock	Capital	Stockholder	Deficit	(Loss)	Deficit
BALANCE — December 31, 2017	22,959,186	$76,284,657	12,215,740	$1,377	(7,612)	$13,721,629	$(91,154)	$(111,939,331)	$(95,533)	$(98,410,624)
Net loss	—	—	—	—	—	—	—	(15,571,853)	—	(15,571,853)
Issuance of stock for options exercised	—	—	21,305	223	—	14,464	—	—	—	14,687
Stock-based compensation	—	—	—	—	—	3,205,169	—	—	—	3,205,169
Conversion of Series D Convertible Preferred Stock	(44,715)	(242,752)	44,715	45	—	242,708	—	—	—	242,753
Retirement of treasury stock	—	—	—	(14)	7,612	(7,598)	—	—	—	—
Issuance of Warrants	—	—	—			423,190	—	—	—	423,190
Repurchase of founders common stock	—	—	(1,190,476)	(1,190)	—	(76,327)	—	(2,422,483)	—	(2,500,000)
Interest on promissory note	—	—	—	—	—	—	(7,734)	—	—	(7,734)
Other comprehensive income	—	—	—	—	—	—	—	—	(125,690)	(125,690)
BALANCE — December 31, 2018	22,914,471	76,041,905	11,091,284	441	—	17,523,235	(98,888)	(129,933,667)	(221,223)	(112,730,102)
Cumulative effect of ASC Topic 606 adoption	—	—	—	—	—	—	—	1,295,016	—	1,295,016
Net loss	—	—	—	—	—	—	—	(15,262,630)	—	(15,262,630)
Issuance of stock for options exercised	—	—	32,299	32	—	22,248	—	—	—	22,280
Stock-based compensation	—	—	—	—	—	947,983	—	—	—	947,983
Issuance of Warrants	—	—	—	—	—	5,496	—	—	—	5,496
Other comprehensive income	—	—	—	—	—	—	—	—	81,124	81,124
BALANCE — December 31, 2019	22,914,471	$76,041,905	11,123,583	$473	—	$18,498,962	$(98,888)	$(143,901,281)	$(140,099)	$(125,640,833)

See notes to consolidated financial statements.

(1)   Total Convertible Preferred Stock consists of several series of Preferred Stock.  See Note 11.

SHOPKEEP INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(15,262,630)	$(15,571,853)
Adjustments to reconcile net loss to net cash used for operating activities:
Movement in deferred taxes	38,948	13,343
Fair value adjustments	4,481,377	(329,436)
Depreciation and amortization	3,295,385	2,930,121
Amortization of debt discount, issuance costs and embedded derivative	4,283,401	3,026,105
Stock-based compensation	931,264	3,189,881
Disposal of Assets	852	—
Changes in operating assets & liabilities:
Accounts receivable	(1,004,598)	(198,999)
Inventory	(182,445)	(161,002)
Prepaid expenses and other current assets	(446,980)	(1,312,238)
Other non-current assets	(472,008)	—
Accounts payable	1,605,566	392,117
Accrued expenses	(828,121)	918,864
Other current liabilities	2,497,941	1,758,234
Deferred revenue	1,321,844	(77,129)
Net cash from (used for) operating activities	259,796	(5,421,992)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(422,216)	(76,752)
Purchases of capitalized software and other intangibles	(2,716,345)	(2,083,357)
Merchant Cash Advance funded	(12,255,600)	—
Merchant Cash Advance repaid	8,890,667	—
Net cash used for investing activities	(6,503,494)	(2,160,109)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	—	16,653,867
Payments of debt issuance costs	—	(958,949)
Proceeds from Secured Term Loan	—	15,000,000
(Repayments) / Draw down on line of credit	—	(3,000,000)
Repurchase of founders shares	—	(2,500,000)
Repayment of debt	—	(13,577,227)
Net proceeds from exercise of stock options	22,280	14,687
Net cash from financing activities	22,280	11,632,378
Effect of exchange rate changes on cash	80,678	(36,153)
NET CHANGE IN CASH	(6,140,740)	4,014,124
Cash — Beginning of year	12,552,693	8,538,569
Cash — End of year	$6,411,953	$12,552,693

See notes to consolidated financial statements.

SHOPKEEP INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2018
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$2,228,409	$2,194,972
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capitalized technology included within accrued expenses	202,317	165,505
Issuance of warrants in connection with convertible notes	5,496	423,190
Issuance of warrants in connection with debt refinancing	—	19,982

See notes to consolidated financial statements.

SHOPKEEP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ShopKeep Inc., (the “Company”) was incorporated in the state of Delaware on April 23, 2010 under the name ShopKeep.com Inc. On January 10, 2017 the Company name was changed from ShopKeep.com, Inc. to ShopKeep Inc. Prior to 2010, the business operated as an LLC that was founded in 2008, and merged into ShopKeep.com, Inc. on February 9, 2012. The Company provides cloud-based software-as-a-service (“SaaS”) point-of-sale (“POS”) operating solutions to small and medium-sized businesses (“SMBs”) operating primarily in the retail, quick-serve and full-service restaurant sectors. The front-end application of the software resides on a tablet-based cash register, that can be downloaded from the Apple App Store, or on Android based POS devices. Once registered, this front-end application connects to BackOffice, a cloud-based services-oriented platform that provides users with the tools and reports to manage sales, inventory, customer relationships, employees, and various other business needs. BackOffice also integrates with other third-party systems through API’s that are offered as add-on connections for additional monthly subscription fees, or as a part of bundle pricing subscriptions.

The Company also offers integrated credit card and payment processing services which enable customers to easily accept and process credit card transactions, and a merchant cash advance product, providing capital to merchants upfront in exchange for a business’s future credit card sales revenue. Additionally, the Company sells related hardware and consumables through its website and internal sales representatives via telephone. While the ShopKeep POS product may be used on a standalone basis, it seamlessly integrates with the Company’s payment processing, merchant cash advance, and related hardware products and solutions.

The Company is located and headquartered in New York City, New York, with primary operations in Portland, Oregon; Chicago, Illinois; and Belfast, Northern Ireland. Its revenues are derived from operations in the United States.

2. GOING CONCERN

ShopKeep is a growth company operating in the SaaS POS market. Typical of SaaS businesses, the Company invests in sales and marketing expenses to acquire customers, who then pay subscription and processing fees over multiple years. To fund the acquisition of these customers, the Company initially incurs losses with the expectation that they will generate a high margin revenue stream in the future. In pursuit of this strategy, in the years ended December 31, 2019 and 2018, the Company generated $259,796 from operations and used $5,421,992 to fund operations, and used $6,503,494 and $2,160,109 to fund investments, respectively, primarily to acquire new customers, advance funds to customers with the Shopkeep capital program, and to further develop its technology products. The Company has funded its operations and investments to-date by raising over $76 million through four rounds of equity financing, beginning in 2011 and continuing through its Series D round in 2015, $25 million in convertible note financings in 2017 and 2018, and $25.8 million in debt financings through secured term loan and line of credit facilities from 2013 through 2018. While management and the Company’s Board of Directors anticipate the Company will eventually reach a scale where the revenue from existing customers will offset the acquisition costs for new customers to reach profitability, they believe the size and stage of the Company’s target market justify continuing to invest in growth even at the expense of short-term profitability. Accordingly, the Company anticipates continuing to incur operating losses and use cash to fund operations and investments for the foreseeable future.

As described in Note 17, subsequent to the year ended December 31, 2019, the COVID-19 pandemic disrupted the Company’s business operations. This disruption has resulted in a decline in payment processing revenue and an increase in the rate of customer churn during 2020. In addition to taking measures to reduce expenditures, the Company took measures to preserve liquidity, which included additional borrowings under both its secured term loan and its line of credit facility. However, due to the decline in the Company’s revenue brought on by the impact of COVID-19, the Company anticipates it may be unable to maintain compliance with the financial covenants required by its line of credit facility, which the Company’s secured term loan includes a cross-default provision in the event of such noncompliance. As described in Note 9, as of the date of issuance of the accompanying consolidated financial statements, the Company was in discussion with its senior lender regarding an amendment or waiver of these financial covenants. While the Company believes it will be successful in obtaining an amendment or waiver, such amendment or waiver may not be available on terms that are acceptable to the Company. In addition, as described in Note 9, the Company’s line of credit facility is scheduled to expire on January 8, 2021. While the Company believes it will be successful in renewing or refinancing its line of credit facility, such renewal or refinancing may not be available on terms that are acceptable to the Company.

If the Company is unsuccessful in amending or waiving the financial covenants required by its line of credit facility and is unsuccessful in renewing or refinancing its line of credit facility, the Company will be unable to meet its obligations as they become due over the next twelve months from the date of issuance of the accompanying consolidated financial statements. These uncertainties raise substantial doubt about the Company’s ability to continue as a going concern that has not been alleviated by management’s plans, because management’s ability to effectively implement such plans is not known as of the date of issuance of the accompanying consolidated financial statements.

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue to operate as a going-concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation — The consolidated financial statements include the accounts of ShopKeep Inc. and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Foreign Currency — The functional currency of the Company’s foreign subsidiary is the local currency (U.K. pounds sterling), as it is the monetary unit of account of the principal economic environment in which the Company’s foreign subsidiary operates. All assets and liabilities of the foreign subsidiary are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other income, net in the Consolidated Statements of Operations.

Use of Estimates — Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, and determination of the fair value of embedded derivatives associated with convertible note financings, common stock option grants, and common stock and convertible preferred stock warrant(s). Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company’s financial instruments including cash and cash equivalents, net accounts receivable, merchant cash advance receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities are carried at historical cost. At December 31, 2019, the carrying amounts of these instruments approximated their fair values because of their short-term nature. Investments are carried at fair value. The line of credit is carried at amortized cost. At December 31, 2019 and 2018, the Company had $10,837,750 and $10,837,750 drawn on its line of credit. At December 31, 2019 the carrying value of the Line of Credit, Convertible Notes and Secured Notes approximated their respective fair values.

Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Cash and Cash Equivalents — Cash and cash equivalents represent cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. As of December 31, 2019, and 2018, cash consists primarily of checking and savings deposits.

Accounts Receivable and Allowance for Doubtful Accounts — Accounts receivable are stated at net realizable value. The majority of the Company’s customers settle accounts receivable via credit card payment. Customers are not extended credit for subscription and product services and therefore time to maturity for receivables is short. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. At December 31, 2019 and 2018, the allowance for doubtful accounts was $93,047 and $63,406, respectively.

Merchant Cash Advance Receivable — The Company offers cash advances to its merchants (Merchant Cash Advances or MCAs) which are repaid from the merchant's future sales. Merchants agree to repay the amount advanced, plus a fixed fee, from a percentage of their daily credit card sales. MCAs have no stated maturity or interest rate. While the term of each MCA is dependent upon the volume of transactions processed by the merchant, upon initial advance MCAs are expected to be collected within a period less than one year. The MCA fee is imputed as interest revenue and recognized within subscription, processing and service-based recurring revenue within the consolidated statement of operations over the life of the advance. Accrual of revenue is ceased if a merchant is no longer processing transactions, accrual is resumed if processing resumes.  On a periodic basis management evaluates the recoverability of outstanding MCA receivables, including if a merchant has stopped processing transactions or is in breach of the MCA agreement, and determines whether to provide an allowance or if any amounts should be written off. As of December 31, 2019 and 2018, the amounts written off for uncollectable MCAs was $67,090 and $12,455, respectively. As of December 31, 2019 and 2018, the allowance for uncollectable MCAs was $0 and $12,455, respectively.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and merchant cash advances. The Company maintains cash with various domestic and foreign financial institutions of high credit quality. These deposits exceeded federally insured limits.

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. During the year ended December 31, 2019 and 2018, the Company did not have any customers that accounted for 10% or more of total revenue.  As of December 31, 2019, and 2018, the Company had one customer that accounted for 10% or more of gross accounts receivable related to a third-party payment processor. During the year ended December 31, 2019, the Company had one additional customer that accounted for 10% or more of gross accounts receivable that related to the development of software.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. Capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the Consolidated Balance Sheet and the resulting gain or loss is reflected in general and administrative expenses in the Consolidated Statement of Operations.

The estimated useful lives for significant property and equipment categories are as follows:

Asset Class	Useful Life
Computer equipment and software	3 years
Furniture and fixtures	7 years
Leasehold equipment and leasehold improvements	Shorter of remaining lease term or estimated useful life

Intangibles — Capitalized Software and Acquired in Business Combinations — Research and development costs are expensed as incurred. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350-40, Intangibles — Internal Use Software. Accordingly, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project along with post-implementation stages of internal use software are expensed as incurred. Costs capitalized as internal use software are amortized on a straight-line basis over the estimated useful life of 3 years and are expensed in technology, research and development expenses within the Consolidated Statement of Operations. Acquired intangible assets include customer relationships and developed technology. Intangible assets are amortized over their estimated useful lives using the straight-line method, which approximates the pattern in which the economic benefits are assumed.

Asset Class	Useful Life
Customer relationships	7 years
Acquired technology	3 years

Impairment of Long-Lived Assets — The Company assesses long-lived assets for impairment in accordance with the provisions of FASB ASC 360, Property, Plant and Equipment. A long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value. In assessing the recoverability of the Company’s long-lived assets, the Company must make estimates and assumptions regarding future cash flows and other factors to determine the fair value of the respective assets. Fair value estimates are made at a specific point in time, based on relevant information. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such charge. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. If these estimates or material related assumptions change in the future, the Company may be required to record impairment charges related to its long-lived assets. No impairment loss was incurred during the fiscal year ended December 31, 2019.

Goodwill — Goodwill represents the excess of the cost of an acquired entity over the fair value of the acquired net assets. Goodwill is not amortized, but rather is tested for impairment annually on December 31st or when events or circumstances change that would indicate that goodwill might be impaired. Events or circumstances that could trigger an impairment review include, but are not limited to, a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends or significant underperformance relative to expected historical or projected future results of operations. The Company performs its annual impairment test at the reporting unit level, which is its operating segment or one level below its operating segment.

Management first assesses qualitative factors to determine where it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. However, if management concludes otherwise, then it is required to perform the quantitative goodwill impairment test.

For the year ended December 31, 2019, the Company performed its annual impairment testing and no goodwill impairment loss was incurred during the years ended December 31, 2019 and 2018.

Income Taxes — The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to operating loss carry-forwards and temporary differences between financial statement bases of existing assets and liabilities and their respective income tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the income tax rates on deferred tax asset and liability balances is recognized in income in the period that includes the enactment date of such rate change. A valuation allowance is recorded for loss carry- forwards and other deferred tax assets when it is determined that it is more likely than not that such loss carry-forwards and deferred tax assets will not be realized.

The Company follows accounting guidance that sets forth a threshold for financial statement recognition, measurement, and disclosure of a tax position taken or expected to be taken on a tax return. Such guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. The Company’s policy, if it had unrecognized tax benefits, is to recognize related accrued interest and penalties related to uncertain tax positions in operating expenses.

Revenue Recognition — The Company primarily generates revenue from subscription, processing and the sale of hardware. Other service revenue was not material to the financial statements and primarily includes payment for software development, which is recognized when the software is made available to the customer.

The Company recognizes revenue when it determines its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those services. To determine revenue recognition, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as or when the performance obligation(s) are satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to the customer. At contract inception, the services promised within each contract are assessed to determine those that are distinct performance obligations. The Company then assesses whether the Company acts as an agent or a principal for each identified performance obligation. Third-party costs such as shipping and handling are included within the transaction price when we determine that we act as principal.

Prior to the adoption of ASC 606 the Company recognized revenue when all of the following criteria where met: (1) there was persuasive evidence of an arrangement with a customer, (2) collectability was reasonably assured, (3) the transaction price was fixed and determinable and (4) services had been rendered. The determination of whether the Company acted as principal or agent in arrangements was based on whether or not it was exposed to the risks and rewards of the services of third parties.

Subscription revenue — primarily consists of fees for access to the Company’s POS product, which includes the BackOffice platform, under SaaS arrangements. Subscription fees vary depending on the subscription package or optional features selected by customers. SaaS arrangements are generally month-to-month or annual, with fixed-fees based on the number of registers used by the customer. The Company’s obligation in these arrangements is to provide access to the POS product for a period of time, and revenue from the Company’s POS product is recognized ratably over the subscription period beginning on the date the Company’s software is made available to its merchant customers. Subscription contracts are typically one year or less in duration. The Company acts as principal in these arrangements.

Processing revenue — primarily consists of referral fee arrangements with third-party payment processors, which are generally annual contracts. The majority of processing revenue is generated from the Company’s ShopKeep Payments offering, by merchants using the Company’s POS product. In ShopKeep Payments arrangements, the Company refers its merchant customers to a third-party payment processor who processes the credit and debit card sales made by the merchant using the Company’s POS product. Fees are variable and dependent on the dollar value and volume of transactions processed by merchants. The Company’s obligation in these arrangements is to refer merchant transactions to the processor each day and revenue is recognized over time; variable consideration is recognized over time based on the fees for each day’s transactions processed by the third-party. The Company acts as an agent in these arrangements and revenue is recognized in the amount of the referral fees earned by the Company.

Product revenue — consists of sales of third-party hardware and consumables, including associated shipping and handling fees billed to customers, for use with the Company’s POS product. The Company recognizes revenue for product sales at the point in time of the product’s delivery by a third-party vendor to the customer. The Company acts as principal in these arrangements.

The Company generally bills in advance for subscription and product revenue and customers are not provided extended payment terms. Cash payments received in advance of providing goods or services are recorded to deferred revenue until the performance obligation is satisfied.

Contracts with multiple performance obligations — the company typically sells bundled arrangements to new customers, either in the form of a POS subscription and hardware, or often a POS subscription, hardware and also payment processing from the Company. The Company has determined that sales of hardware are distinct performance obligations from subscription and/or processing services. When a POS subscription is sold together with payment processing the Company determines this to be a single performance obligation satisfied over time. The monthly fees for the subscription are recognized ratably over the period of the subscription and variable consideration associated with payment processing is recognized over the period of the subscription based on the fees for each day’s transactions processed.

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer.  The Company generally determines the SSP of its goods and services based upon the standalone sales prices for such goods and services.

Disaggregated revenue — The following table represents the Company’s revenue disaggregated by revenue source

	2019	2018
Revenue from contracts with customers:
Subscription	$30,065,835	$25,707,449
Processing	17,085,773	13,177,339
Hardware	5,625,472	6,270,710
Other revenue:
MCA revenue	1,490,388	117,969
Total	$54,267,468	$45,273,467

There was no revenue recognized for the year ended December 31, 2019 for performance obligations satisfied in prior periods.

Deferred Commission Expense – The incremental direct costs of obtaining a contract, which primarily consist of sales commissions paid for new subscription contracts, are deferred and amortized on a straight-line basis over the estimated customer life, which is 4 years. Amortization expense is included in sales and marketing expenses in the Consolidated Statements of Operations.

Cost of Sales — Subscription, processing and other recurring costs include credit card processing fees and gateway fees to process customer payments and third-party hosting of the Company’s platform. Product costs include the cost of third-party hardware equipment sold to customers and shipping and handling costs. Certain direct labor costs of customer care and other employees, including compensation, employee benefits and stock-based compensation, directly related to revenue generating events are included in product costs.

Sales and Marketing— Sales and marketing expenses consist of compensation, employee benefits and stock-based compensation of sales, marketing and customer care employees not directly related to revenue transactions, as well as commissions, travel, trade show sponsorships and events, conferences and internet advertising costs. Additionally, fees paid to third parties and merchants for new customer referrals are included in sales and marketing. Costs associated with the Company’s advertising and sales promotion are expensed as incurred and are included in sales and marketing expenses. During the year ended December 31, 2019 and 2018, the Company recognized $2,723,182 and $1,786,204 for advertising costs, respectively, which was primarily comprised of digital marketing and internet advertising.

Warranty Costs — The Company offers its customers a one-year warranty from date of receipt of most product sold. Third-party hardware distributors provide warranties during the first month following the sale, after which the Company provides product warranties for an eleven-month period. The Company assesses the adequacy of its pre-existing warranty liabilities and adjusts the amounts as necessary based on actual experience and changes in future estimates. Changes in the provision for product warranties are included in product costs in the Consolidated Statements of Operations.

Technology, Research and Development — Technology, research and development expenses include compensation, employee benefits and stock-based compensation for technology developers and product management employees as well as fees paid to outside consultants and the amortization of capitalized software costs for the Company’s proprietary POS software solution.

General and Administrative — General and administrative expenses include compensation, employee benefits and stock-based compensation for executive management, finance administration, legal and human resources, facility costs (including rent), bad debt costs, professional service fees and other general overhead costs including depreciation.

Stock-Based Compensation — The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. For stock options with performance conditions, the Company records compensation expense when it is deemed probable that the performance condition will be met. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards.

For stock-based awards issued to non-employees, including consultants, the Company records expense related to stock options based on the fair value of the options calculated using the Black-Scholes option‑pricing model over the service performance period. The fair value of options granted to non‑employees is re-measured each reporting period over the options’ respective vesting term and recognized as an expense over the period the services are rendered.

The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility — The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term — The expected term of the Company’s options represents the period that the stock‑based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Dividend Yield — The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Recent Accounting Pronouncements — Other than described below, no new accounting pronouncements adopted or issued by the FASB had or may have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of incremental costs related to obtaining customer contracts. On January 1, 2019, the Company adopted new revenue guidance using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after December 31, 2018 are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with historic revenue guidance. The Company recorded a net increase to opening retained earnings of $1.3 million as of January 1, 2019 due to the cumulative impact of adopting the new guidance, with the impact related to the recognition of costs associated with obtaining customer contracts. As of December 31,2019 short-term deferred commissions and long-term deferred commissions of $728,103 and $1,374,199 were recognized in the Consolidated Balance Sheets.

In February 2016, the FASB issued ASU 2016-02, Leases, which aims to make leasing activities more transparent and comparable and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. This ASU is effective for all interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted. The amendments in the update are effective for fiscal years beginning after December 15, 2021 for non-public entities. The Company’s operating leases are primarily comprised of office spaces, with the most significant leases relating to corporate headquarters in New York. Based on the Company’s initial assessment of its current leases and potential, the Company does not anticipate the adoption of this guidance to have a material impact on its operating results. The Company will continue to evaluate the impact of recording right to use assets and related liabilities on its consolidated balance sheets.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. This guidance addresses several specific cash flow issues with the objective of reducing the existing diversity in practice. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard for the year ended December 31, 2018 and the adoption did not have a material impact on the consolidated financial statements

In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business. The amendment seeks to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. This standard is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The amendments should be applied prospectively on or after the effective dates. The Company adopted this standard for the year ended December 31, 2018 and the adoption did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), which aligns the measurement and classification guidance for share-based payments to nonemployees with the guidance for share-based payments to employees, with certain exceptions. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019 for non-public companies. The Company has determined this update will not have a material impact on the consolidated financial statements.

 In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), which modifies the disclosure requirements on fair value measurements. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact this new update may have on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which is intended to align the requirements for capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract with the existing guidance for internal-use software. The guidance provides flexibility in adoption, allowing for either retrospective adjustment or prospective adjustment for all implementation costs incurred after the date of adoption. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact this new update may have on the consolidated financial statements.

4. INVENTORY

Inventory consisted of the following components as of December 31, 2019 and 2018:

	2019	2018
Purchased goods for resale	$528,935	$367,573
Goods in transit	53,822	33,591
Inventory	$582,757	$401,164

The cost of goods sold related to inventory recognized in the Company’s Consolidated Statements of Operations was $4,768,195 and $5,014,789 in 2019 and 2018, respectively. Inventory is carried at the lower of cost and net realizable value. Cost is determined using the first in, first-out method.

The Company disposed of damaged inventory for immaterial losses in 2019 and 2018, respectively, and was recognized as a loss in the Company’s Consolidated Statement of Operations for the fiscal years ended December 31, 2019 and 2018.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Computer equipment and software	$1,209,502	$1,081,821
Furniture and fixtures	604,308	544,076
Leasehold equipment and leasehold improvements	616,300	666,640
Subtotal	2,430,110	2,292,537
Less accumulated depreciation and amortization	(1,475,018)	(1,303,217)
Property and equipment — net	$955,092	$989,320

Total depreciation expense for property and equipment during the years ended December 31, 2019 and 2018 was $398,769 and $442,851, respectively. The depreciation expense was recognized as general and administrative cost in the Company’s Consolidated Statement of Operations.

The Company has not acquired any property and equipment under capital leases.

6. CAPITALIZED SOFTWARE AND INTANGIBLES, NET

Capitalized software and intangibles consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Capitalized software	$8,013,865	$6,317,523
Intangibles acquired in business combinations	2,844,126	2,844,126
Other intangibles	98,635	372,040

Subtotal	10,956,626	9,533,688
Less accumulated amortization	(5,876,837)	(4,559,450)
Capitalized software and intangibles — net	$5,079,789	$4,974,238

Amortization related to capitalized software and intangibles was $2,829,830 and $2,395,511 during the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, expected amortization expense over the remaining intangible asset lives is as follows:

2020	$2,697,142
2021	1,759,153
2022	623,494
$5,079,789

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Accrued expenses	$728,962	$1,745,820
Accrued salaries	3,775,046	3,441,614
Total accrued expenses	$4,504,008	$5,187,434

Accrued warranty liability	$139,002	$155,015
Deferred Rent	180,437	389,966
Interest Payable	170,808	1,987,809
Other current liabilities	1,494,111	973,381
Total other current liabilities	$1,984,358	$3,506,171

Third-party hardware distributors provide warranties during the first month following the sale, after which the Company provides product warranties for an eleven-month period. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded in the period when product is shipped and revenue recognized and is updated as additional information becomes available. The Company’s estimate of future costs to satisfy warranty obligations is based primarily on historical warranty expense experienced and a provision for potential future product failures. Changes in the accrued warranty for fiscal years 2019 and 2018 are as follows:

	2019	2018
Beginning balance	$155,015	$193,137
Additions	139,002	155,015
Claim and reversals	(155,015)	(193,137)
Other current liabilities	$139,002	$155,015

The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company contributed $256,327 and $289,684 to the 401(k) plan in 2019 and 2018, respectively.

8. NOTES PAYABLE

Notes payable consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Secured Term Loan	14,393,691	14,239,125
Total notes payable - term loans	14,393,691	14,239,125

Convertible Bridge Financing Notes and Embedded Derivatives (2017)	14,055,189	9,573,799
Convertible Bridge Financing Notes and Embedded Derivatives (2018)	24,832,976	17,602,691
Convertible Notes	3,526,099	3,011,774
Total notes payable - convertible notes	42,414,264	30,188,264

Total Notes Payable	$56,807,955	$44,427,389

Secured Term Loan — On October 10, 2018, the Company entered into a Secured Term Loan Agreement (the “Secured Term Loan”). Under the terms of the agreement, the Company may borrow up to $20,000,000. On October 10, 2018, the Company received an initial draw of $15,000,000 in proceeds, with an option to request a delayed draw advance in the amount of $5,000,000 until September 30, 2019. On August 2, 2019, the Company amended the terms of the Secured Term Loan to extend the delayed draw advance period to September 30, 2020. The initial interest rate was LIBOR + 5.50%. As the Company achieved EBITDA margin greater than or equal to $1.00, the interest rate was reduced to LIBOR + 4.25%, which is the current rate as of December 31, 2019. The Secured Term Loan shall be repaid in 23 equal monthly principal payments beginning on November 1, 2021 with the final payment due on the October 10, 2023, the maturity date. The Company incurred $784,109 of debt issuance costs. During 2018, in conjunction with the Secured Term Loan, the Company repaid $3,000,000 of the Line of Credit, paid the remaining principal and accrued interest balances on the Secured Venture Notes and the Payment Revolution Secured Notes (the “Secured Notes”).

Under the terms of the Secured Term Loan, the Company is required to comply with certain financial and non-financial covenants, including (i) maintaining a minimum liquidity threshold, which was set at $3,000,000 as of December 31, 2019, and (ii) that total funded borrowings under the Secured Term Loan and Line of Credit may not exceed annual recurring revenue, calculated on a monthly basis. The Secured Term Loan also contains a cross-default provision with respect to the Line of Credit facility, whereby an event of default under the Line of Credit facility would give rise to an event of default under the Secured term Loan. As described in Note 2, the Company plans to extend or refinance the Line of Credit Facility; without such extension or refinancing the Company would be unable to maintain the minimum liquidity threshold covenant. Any failure by the Company to comply with the covenants and any other obligations under the Secured Term Loan agreement could result in an event of default, which allows the lender to accelerate the repayments of the amounts owed. As of December 31, 2019, the Company is in compliance with its financial and non-financial covenants.

Additionally, in October 2018, in conjunction with the Secured Term Loan, the Company issued warrants to purchase 165,779 shares of series D preferred stock (the “Secured Term Loan Warrant”). The initial strike price was $5.4289 per share. The Secured Term Loan Warrant may be exercised in whole or in part prior to October 10, 2028.  The Company utilized the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of the warrant. The fair value of the warrant on issuance was $19,982 and this amount was deferred and recorded as a reduction to the carrying value of the Secured Term Loan. The Secured Term Loan Warrant is classified as a Level 3 Liability and measured at fair value at each reporting period. As of December 31, 2019, and 2018, the fair value of the Secured Term Loan Warrant totaled $216,472 and $19,982, respectively.

Total amount due through maturity on the Secured Term Loan are as follows:

	Principal	Interest	Total
2019	$—	$1,605,833	$1,605,833
2020	—	1,410,625	1,410,625
2021	1,250,000	1,401,793	2,651,793
2022	7,500,000	965,629	8,465,629
2023	6,250,000	263,850	6,513,850
	$15,000,000	$5,647,730	$20,647,730

Convertible Bridge Financing Notes and Embedded Derivatives (2018) – On January 31, 2018 and March 29, 2018, the Company issued additional Convertible Bridge Financing Notes. Each Convertible Bridge Financing Note had a principal amount equal to the consideration paid by the Lender and a maturity date of October 2, 2019. As such, pursuant to the terms of the convertible notes, the holders of a majority of the aggregate principal amount of notes then outstanding currently have a right to (i) convert into conversion shares or (ii) repayment. However, the convertible noteholders have signed subordination agreements with each of Pacific Western Bank and ORIX Growth Capital, LCC, ShopKeep's secured lenders. Each of those subordination agreements provides that no convertible noteholder shall demand or receive from ShopKeep, and ShopKeep shall not pay, all or part of the convertible notes while the respective secured lender's debt is outstanding. Final funds raised amounted to $1,653,867. Interest shall accrue at a rate of 8% per annum, compounded annually. The Company incurred $44,727 of debt issuance costs.

On August 20, 2018, the Company issued Convertible Notes (“August 2018 Convertible Note Financing”) to raise up to $15 million through the issuance and sale of convertible promissory notes to certain lenders. The initial close occurred on August 20, 2018 (“Effective Date”), in which the Company raised $13.45 million. The Company raised the remaining $1.55 million on October 23, 2018. Each note issued to the lenders has a principal amount equal to the consideration paid by the lender and a maturity date of August 20, 2020. The outstanding principal and accrued interest shall be due and payable by the Company upon the earlier of (i) the demand by the noteholder upon the occurrence of a liquidation event or Corporate Transaction (as defined in the agreements), (ii) the demand by the majority noteholders at any time after the maturity date and (iii) the date of acceleration in event of default. A majority vote by the noteholders is required to accelerate on an event of default, except for insolvency. Notwithstanding the foregoing, pursuant to the terms of the convertible notes, the holders of a majority of the aggregate principal amount of notes then outstanding currently have a right to (i) convert into conversion shares or (ii) repayment. However, the convertible noteholders have signed subordination agreements with each of Pacific Western Bank and ORIX Growth Capital, LCC, ShopKeep's secured lenders. Each of those subordination agreements provides that no convertible noteholder shall demand or receive from ShopKeep, and ShopKeep shall not pay, all or part of the convertible notes while the respective secured lender's debt is outstanding. Interest is accrued at a rate of 8% per annum, compounded annually.

The August 2018 Convertible Note Financing may convert as follows: i) automatically upon a Qualified Financing (aggregate proceeds greater than $20 million), ii) majority vote of the noteholders upon a Non-Qualified Financing (aggregate proceeds less than $20 million), iii) at the option of each noteholder on a Corporate Transaction, or iv) majority vote of the noteholders at any time on or after the Effective Date. In the event of a conversion by a noteholder that is not a Major Noteholder, the conversion price shall equal i) 80 percent of the price paid per share for equity securities by investors in a Qualified or Non-Qualified Financing or ii) the Original Issue Price of the Series D Preferred Stock, which shall initially be $5.4289 per share. In the event of a conversion by a major noteholder the conversion price shall equal i) 80 percent of the price paid per share for equity securities by investors in a Qualified or Non-Qualified Financing  prior to the one-year anniversary of the Effective Date, ii) 75 percent of the price paid per share for equity securities by investors in a Qualified or Non-Qualified Financing on or after the one-year anniversary of the Effective Date, but prior to the eighteen-month anniversary of the Effective Date; iii) 70 percent of the price paid per share for equity securities by investors in a Qualified or Non-Qualified Financing on or after the eighteen-month anniversary of the Effective Date or iv) the Original Issue Price of the Series D Preferred Stock, which shall initially be $5.4289 per share, for a Corporate Transaction or majority vote after the Effective Date. In the event of a Corporate Transaction, each Lender is entitled to receive an amount equal to the sum of their outstanding principal and accrued interest and an additional amount for their original principal.

As part of the August 2018 Convertible Note Financing, the Company issued warrants to purchase 844,077 shares of common stock to one of the major noteholders. The initial exercise price is $0.47 per share (“Common Stock Warrant”). The warrants shall expire on the tenth anniversary of the date of issuance. The Company classified the warrants as equity as the warrants are freestanding financial instruments issued contemporaneously and in contemplation of the August 2018 Convertible Note Financing. The fair value of the Common Stock Warrant on issuance was $423,190. The Company incurred $130,113 in debt issuance costs presented as a direct deduction from the carrying amount of the August 2018 Convertible Note Financing in the 2018 Consolidated Balance Sheet. Additionally, the fair value of the Common Stock Warrant was recorded as a debt discount.

Upon issuance the August 2018 Convertible Note Financing had the right of redemption or optional conversion upon a corporate transaction. The Company concluded that the following features required bifurcation and separate accounting as an embedded feature: The rights of the noteholders to convert at a discount in the event of a Qualified or Non-Qualified Financing and the rights of the noteholders in the event of a corporate transaction. The Company recognized a $4,978,215 Embedded Derivative liability and associated debt discount for the same amount in the Company’s Consolidated Balance Sheet upon issuance. The debt discount is amortized over the term of the Notes using the effective interest rate method.

Convertible Bridge Financing Notes and Embedded Derivatives (2017) - On October 2, 2017, the Company issued Convertible Notes as part of its 2017 Bridge Financing (‘Convertible Bridge Financing Notes’). Each Convertible Bridge Financing Note had a principal amount equal to the consideration paid by the Lender and a maturity date of 24 months from the Convertible Bridge Financing Note date. As such, pursuant to the terms of the convertible notes, the holders of a majority of the aggregate principal amount of notes then outstanding currently have a right to (i) convert into conversion shares or (ii) repayment. However, the convertible noteholders have signed subordination agreements with each of Pacific Western Bank and ORIX Growth Capital, LCC, ShopKeep's secured lenders. Each of those subordination agreements provides that no convertible noteholder shall demand or receive from ShopKeep, and ShopKeep shall not pay, all or part of the convertible notes while the respective secured lender's debt is outstanding. The Convertible Bridge Financing Notes accrue interest at a rate of 8% compounded annually. The outstanding principal and accrued interest shall be due and payable by the Company upon the earlier of (i) the demand by the noteholder upon the occurrence of a liquidation event or Corporate Transaction (as defined in the agreements), (ii) the demand by the majority noteholders at any time after the maturity date and (iii) the date of acceleration in event of default. A majority vote by the noteholders is required to accelerate on an event of default, except for insolvency. The Convertible Bridge Financing Notes convert as follows: i) automatically upon a Qualified Financing (aggregate proceeds greater than $20 million), ii) majority vote of the noteholders upon a Non-Qualified Financing (aggregate proceeds less than $20 million), iii) at the option of each noteholder on a Corporate Transaction, or iv) majority vote of the noteholders after 18 months. In the event of a conversion, the conversion price shall equal i) 80 percent of the price paid per share for equity securities by investors in a Qualified or Non-Qualified Financing; or ii) the Original Issue Price of the Series D Preferred Stock, which shall initially be $5.4289 per share, for a corporate transaction or majority vote after 18 months. In the event of a Corporate Transaction, one noteholder (‘the New Lender’) is entitled to receive an amount equal to the sum of their outstanding principal and accrued interest, and an additional amount for their original principal.

Upon issuance the Convertible Bridge Financing Notes had the right of redemption or optional conversion upon a corporate transaction. The Company concluded that the following features required bifurcation and separate accounting as an embedded feature: The rights of the noteholders to convert at a discount in the event of a Qualified or Non-Qualified Financing and the rights of the New Lender in the event of a corporate transaction. The Company recognized a $3,340,651 Embedded Derivative liability and associated debt discount for the same amount in the Company’s Consolidated Balance Sheet upon issuance. The debt discount is then amortized over the term of the Notes using the effective interest rate method.

Final funds raised amounted to $8,528,512 as of December 31, 2017. The Company incurred $206,159 in debt issuance costs presented as a direct deduction from the carrying amount of the Convertible Bridge Financing Notes in the 2017 Consolidated Balance Sheet.

Convertible Notes - On March 13, 2015, the Company issued convertible subordinated promissory notes with a face value of $2,400,000 (“Convertible Notes”) in conjunction with the acquisition of Payment Revolution, LLC.

The Convertible Notes accrue interest at a rate of 4% compounded annually and mature on March 13, 2025. All outstanding principal and accrued but unpaid interest associated with the Convertible Notes is due upon maturity. Upon issuance the holders of the Convertible Notes had the right to convert upon the next qualified financing (aggregate proceeds greater than $25 million) at a conversion price of 80% of the lesser of i) the net qualified financing purchase price or ii) $8.57 per share. In order to estimate the fair value of the Convertible Notes, the Company separately estimated the fair values of the conversion option and the convertible notes without the conversion option, with the sum of the two equaling the fair value of the Convertible Notes. Using a Monte Carlo Simulation, the present value of the conversion option is approximately $1,578,225 and the fair value of the Convertible Notes without the conversion option was estimated to be $1,433,519 based on the present value of expected future cash flows. This resulted in a total fair value of the Convertible Notes of $3,011,774.

Total Principal amounts due to mature on the Convertible Bridge Financing Notes (2018); the Convertible Bridge Financing Notes (2017) and the Convertible Notes are as follows:

Principal
2020	$—
2021	—
2022	—
2023	25,182,379
2024	—
Thereafter	2,400,000
$27,582,379

The maturity date for the Convertible Bridge Financing Notes for 2018 and 2017 are commensurate with the maturity date of the Secured Term Loan in accordance with the provisions of the subordination agreements between the Secured Term Loan lender and the convertible noteholders. Accrued interest of $4,037,211 is included within notes payable – convertible notes in the Consolidated Balance Sheet based upon the provisions of the subordination agreements.

2018 Extinguished Debt

Secured Notes and Secured Embedded Derivative — The Secured Notes accrue interest at a rate of 10% compounded annually and mature at the earlier of i) March 13, 2020, ii) change of control, or iii) qualified IPO. At issuance, the estimated fair value of the Secured Notes was $5,642,025 based on the present value of the principal and interest payments at issuance. Upon issuance the Secured Notes had the right of redemption or optional conversion upon event of default. The Company concluded that bifurcation and separate accounting was required for this embedded feature and recognized a $280,000 liability in the Company’s Consolidated Balance Sheet upon issuance. The Company used the proceeds from the Secured Term Loan entered into in 2018 to repay the remaining principal on these Notes and upon extinguishment, the balance of the remaining unamortized discount, original issuance costs, and Secured Notes Embedded Derivative was written off to loss on extinguishment of debt, recognized in interest expense, net in the Consolidated Statements of Operations in the amount of $22,959.

Secured Venture Notes — On September 30, 2016, the Company entered into a loan and security agreement with a lender, which includes a secured promissory note with face value up to $6,000,000 (“Loan A”) and a secured promissory note with face value of up to $4,000,000 (“Loan B”, and together with Loan A, the “Secured Venture Notes”). The Secured Venture Notes accrue interest at a per annum rate of 10.45% plus the amount by which the one-month LIBOR rate exceeds 0.50%. On November 1, 2017, the loan and security agreement was amended to revise scheduled payments and maturity dates for the Secured Venture Notes. The Company used the proceeds from the Secured Term Loan entered into in 2018 to repay the remaining principal on the Secured Venture Notes and upon extinguishment, the balance of the remaining unamortized discount, original issuance costs, and prepayment fees were recorded to loss on extinguishment of debt, recognized in interest expense, net in the Consolidated Statements of Operations in the amount of $491,391.

Additionally, in September 2016 the Company issued warrants to purchase 165,779 shares of preferred stock, and in November 2017, with the modification of the loan and security agreement, the Company issued warrants to purchase 28,183 shares of preferred stock.  The initial strike price is $5.4289 per share (“Venture Warrant”). The Venture Warrant may be exercised in whole or in part prior to i) the later of A) September 30, 2026 for the initial warrants issuance and November 2027 for the subsequent issuance or B) five years after the closing of the Company’s initial public offering of its common stock effected pursuant to a Registration Statement on Form S-1 filed under the Securities Act of 1933 or ii) immediately prior to the closing of an acquisition in which the issuer has a market cap of at least $1,000,000,000. The Company utilized the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of the Venture Warrant. The Venture Warrant is classified as a Level 3 Liability and measured at fair value at each reporting period (see Note 10). As of December 31, 2019, and 2018, the fair value of the Venture Warrants totaled $197,890 and $164,702, respectively.

Interest Expense

As of December 31, 2019, and 2018, interest expense was recorded in the Company’s Consolidated Statement of Operations associated with the Company’s Notes Payable and associated deferred costs as follows:

	2019	2018
Convertible Notes	$113,245	$108,831
Secured Notes	—	295,585
Convertible Bridge Notes (2017 and 2018)	6,273,841	3,921,409
Secured Venture Loan	—	1,353,145
Secured Term Loan	1,811,539	414,296
Total Interest Expense	$8,198,625	$6,093,266

As of December 31, 2019 and 2018, interest payable related to the Convertible Bridge Financing Notes for 2018 and 2017 and the Convertible Notes totaled $4,037,211 and $1,796,050, respectively.

9. LINE OF CREDIT

The Company has a revolving line of credit agreement with a Bank (the “senior lender”). Under the original loan and security agreement dated November 8, 2013 (the “Agreement”) the Company had a revolving line of credit up to $4,000,000. The Agreement has been subject to multiple amendments since 2013 that increased the total availability of the line of credit to $15,000,000 through October 2018. On October 10, 2018, the Company amended the Agreement to increase the amount of its revolving line of credit with the Bank to $20,000,000, and extend the maturity date from March 1, 2019, to October 10, 2020. On October 31, 2018, the Company paid down $3,000,000 on the Line of Credit with proceeds from the Secured Term Loan (see Note 7). On March 16, 2020 the Company executed an amendment that extended the maturity date to January 8, 2021. As a result of this recent amendment the Company classified the Line of Credit as non-current in the consolidated balance sheets. As of December 31, 2019, and 2018, borrowings of $10,837,750 and $10,837,750, respectively, were outstanding. As of December 31, 2019 and 2018, the Company also had outstanding letters of credit under the facility, related to its New York Headquarters leases, of $1,332,375 and $962,250, respectively.

In connection with the revolving line of credit agreement and amendments, the Company issued the Bank a warrant to purchase up to 32,185 shares of the Company’s Series B Preferred Stock at an exercise price per share equal to $1.553534 and a term of 10 years, and a second warrant to purchase up to 40,599 shares of the Company’s Series C Preferred Stock at an exercise price per share equal to $4.0641 and a term of 10 years (the “Second Warrant”). The Second Warrant is classified as a liability in the Consolidated Balance Sheet and is re-measured on each reporting date (see Note 8).

As of December 31, 2019, and 2018, the Company recorded $668,328 and $762,403 in interest expense related to the line of credit and $42,003 and $3,264 in interest expense related to the fair value adjustments and deferred costs associated with the warrants

Under the terms of the Agreement and subsequent amendments, the Company is required to comply with certain financial and non-financial covenants, including (i) a cumulative recurring revenue covenant, in which the Bank establishes monthly year-to-date minimum recurring revenue thresholds for each year, (ii) a remaining months liquidity ratio of 3 to 1, to be maintained by the Company on a monthly basis, and (iii) a maximum MCA default ratio of 6%, based on the trailing six-months, to be maintained by the Company on a monthly basis. The terms of the facility also restrict the Company’s ability to pay dividends and engage in mergers and acquisitions in the aggregate in excess of $250,000 during any fiscal year, without prior approval from the Bank. Any failure by the Company to comply with these covenants and any other obligations under the Agreement could result in an event of default, which allows the Bank to accelerate the repayments of the amounts owed. As of December 31, 2019, the Company is in compliance with its financial and non-financial covenants. As further described in Note 2, the Company is currently in discussions with the senior lender regarding an amendment or waiver of the financial covenants which are applicable for the year ended December 31, 2020 due to anticipated non-compliance as a result of the impacts of COVID-19 on the Company’s revenue in 2020. As described in Note 8, non-compliance with the covenants under the Line of Credit would give rise to an event of default under the Secured Term Loan under the cross-default provisions of that loan.

10. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value during the year on a recurring basis consisted of the following as of December 31, 2019 and 2018:

December 31, 2018	Fair Value Hierarchy
	Level 1	Level 2	Level 3
Liabilities
Convertible preferred stock warrants	$—	$—	$228,612
Common stock warrants	—	—	99,191
Embedded Derivative associated with Convertible Bridge Financing Notes	—	—	1,904,592
Embedded Derivative associated with
August 2018 Convertible Note Financing	—	—	6,059,301
Total liabilities	$—	$—	$8,291,696

December 31, 2019	Fair Value Hierarchy
	Level 1	Level 2	Level 3
Liabilities
Convertible preferred stock warrants	—	—	498,348
Common stock warrants	—	—	241,243
Embedded Derivative associated with Convertible Bridge Financing Notes			3,022,165
Embedded Derivative associated with August 2018 Convertible Note Financing			9,013,844
Total liabilities	$—	$—	$12,775,600

A summary of the activity of the Level 3 liabilities carried at fair value on a recurring basis for the two-year period ended December 31, 2019 is as follows:

	2019	2018
Balance — beginning of period	$8,291,696	$3,885,461
Fair value at issuance	—	4,998,197
Change in fair value	4,483,904	(331,962)
Extinguishment of Debt	—	(260,000)
Balance — end of period	$12,775,600	$8,291,696

The Company measures the common stock warrants, convertible preferred stock warrants and embedded derivatives using Level 3 unobservable inputs within either the Black-Scholes option-pricing model or a Monte Carlo simulation. The Company used various key assumptions, such as the fair value of common or convertible preferred stock, volatility, and expected term. The Company monitors the fair value of the common stock warrants, convertible preferred stock warrants and embedded derivatives annually, with subsequent revisions reflected within Change in fair value of financial instruments in the Consolidated Statement of Operations.

11. COMMON STOCK AND COMMON STOCK WARRANTS

In connection with the August 2018 Convertible Note Financing (see Note 8), the Board authorized the issuance of up to 52,660,924 shares of the Company’s common stock. As of December 31, 2019, the Company had 41,537,341 shares of common stock authorized and available to issue for purposes of satisfying conversion of preferred stock, the exercise of warrants, the exercise and future grant of common stock options, and restricted shares and for purposes of any future business acquisitions and transactions.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the convertible preferred stock. The holders of common stock and Series A preferred stock, voting as separate classes, are entitled to elect two members of the Board. The holders of Series B preferred stock, Series C preferred stock, and Series D preferred stock, voting as separate classes, are each entitled to elect one member of the Board and the remaining directors are elected by the holders of at least 50% of the preferred stock and a majority, greater than 50%, of the common stock voting together as a single class.

With the August 2018 Convertible Note Financing, the Company raised $15 million through the issuance and sale of convertible promissory notes to certain lenders. The Company utilized $2.5 million of the proceeds to repurchase shares of common stock from two of the Company’s founders. The Company repurchased 595,238 shares from each of the two founders for $2.10 per share, and the repurchased shares were subsequently retired. Concurrently with the retirement of the repurchased founders’ shares, the Company also retired 14,097 common shares held as treasury stock.

The repurchase and retirement of founders’ shares and the retirement of treasury stock was reflected as a reduction of common stock in the Company’s Consolidated Statement of Convertible Preferred Stock and Stockholders’ Deficit for the year ending December 31, 2018.

As part of the August 2018 Convertible Note Financing, the Company issued common warrants to purchase 844,077 shares of common stock. The initial exercise price is $0.47 per share (“Common Stock Warrant”) and the warrants are vested and exercisable on issuance. The warrants expire on the tenth anniversary of the date of issuance. The Company classified the warrants within permanent equity. The fair value of the Common Stock Warrant on issuance was $423,190.

In June 2015, the Company issued a warrant to purchase 193,403 shares of common stock at an initial strike price of $4.7291 per share (“Common Stock Warrant”). The Common Stock Warrant was vested and exercisable on issuance. The Company utilized the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of the Common Stock Warrant. The Common Stock Warrant is classified as a Level 3 Liability and measured at fair value at each reporting period. As of December 31, 2019, the fair value of the Common Stock Warrant totaled $181,414.

In connection with the Meerchant acquisition in January 2017, the Company issued a warrant to purchase 36,630 shares of the Company’s Common Stock at a strike price of $0.01 per share (“ChowBOT Warrant”). The ChowBOT Warrant is classified as a Level 3 Liability and measured at fair value at each reporting period. As of December 31, 2019, the fair value of the ChowBOT Warrant totaled $59,829.

12. CONVERTIBLE PREFERRED STOCK

Convertible preferred stock as of December 31, 2019 consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value
Series A	3,011,062	3,011,062	$0.7308	2,200,532
Series B	6,644,794	6,612,609	1.5535	10,272,912
Series C	6,331,608	6,291,009	4.0641	25,567,289
Series D	13,150,532	6,999,791	5.4289	38,001,172
	29,137,996	22,914,471		76,041,905

The Convertible Note Purchase Agreement included a conversion feature whereby participating investors will automatically convert a portion of their existing Series D Preferred Stock into Common Stock if they did not close on their specified purchase amount by March 31, 2018. As a result of purchase amount shortfalls, on such date 44,715 shares of Series D Convertible Preferred Stock converted into Common Stock.

Significant terms of the Series A, Series B, Series C and Series D preferred stock are as follows:

Liquidation Preference — Upon liquidation, dissolution, winding up, or certain mergers and asset sales, Series A, B, C and D preferred stock is entitled to receive the greater of (a) $0.73082 per share for Series A, $1.553534 per share for Series B, $4.06410 per share for Series C, and $5.42890 for Series D, plus any declared but unpaid dividends and (b) the amount payable had such shares been converted to common stock prior to the liquidation event.

Dividends — Series A, B, C and D preferred stock is entitled to receive dividends out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock, at a dividend rate of 8% of the Original Issue Price, payable when, as and if declared by the Board of Directors. After payment of such dividends on the Series A, Series B, Series C and Series D preferred stock, any additional dividends or distributions shall be distributed among all holders of Common Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of preferred stock were converted to Common Stock at the then effective conversion rate. Such dividends are not cumulative.

Conversion — Series A, B, C and D preferred stock at the election of the holder converts to common stock, with the number of common shares determined by dividing the liquidation preference of preferred shares by $0.73082 for Series A, $1.553534 for Series B, $4.06410 for Series C and $5.42890 for Series D, adjusted for certain dilutive events. The Series A, B, C and D preferred stock is automatically convertible to common stock upon i) the election of a majority of the outstanding shares of Series A preferred Stock, voting as a separate series, the election of a majority of the outstanding shares of Series B preferred Stock, voting as a separate series, the election of a majority of the outstanding shares of Series C preferred Stock, voting as a separate series and the election of a majority of the outstanding shares of Series D preferred Stock, voting as a separate series ii) the consummation of a qualified public offering at a price per share of at least $3.65 for Series A, $7.75 for Series B, $14.22 for Series C, and $27.14 for Series D.

Anti-Dilution — If the Company issues any additional stock without consideration or for a consideration per share less than the conversion price applicable to a series of preferred stock, the conversion price for such series in effect immediately prior to each such issuance shall be adjusted in accordance with the terms of the Company’s Charter, adjusted using the weighted average formula.

13. STOCK-BASED COMPENSATION PLANS

Stock Option Plans — The Company’s 2011 Equity Incentive Plan (the “Stock Plan”) provides for the award of stock options, restricted stock and other equity interests in the Company to employees, officers, directors, consultants and advisors of the Company. The terms of each award and the exercise price are determined by the Board of Directors. Stock options granted generally have a contractual term of 10 years and vest over a four-year period, with 25 percent of the stock options vesting on the one-year anniversary of the date of grant and the remaining 75 percent vesting in equal monthly or quarterly installments over the remaining three years thereafter. As of December 31, 2019, the Company’s Common Stock had 10,815,004 shares authorized for issuance. As of December 31, 2019, and 2018, there were 378,682 and 612,385 remaining shares available for issuance under the Stock Plan, respectively.

The following is a summary of employee stock option activity for the years ended December 31, 2019 and 2018:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance — December 31, 2017	7,125,705	0.94	8.58	$7,377
Options granted	937,013	0.48
Options exercised	(21,305)	0.69
Options forfeited	(815,546)	1.45
Balance — December 31, 2018	7,225,867	0.88	7.55	$155,044
Options granted	2,012,402	3.08
Options exercised	(32,299)	0.69
Options forfeited	(275,230)	0.64
Balance — December 31, 2019	8,930,740	1.36	8.11	$6,681,238
Exercisable as of December 31, 2019	6,285,835

The weighted average grant-date fair value of options granted during the years ended December 31, 2019 and 2018 was $0.54 and $0.26, respectively. The total intrinsic value of options exercised during the years ended December 31, 2019 and 2018 was $30,689 and $6, respectively.

During the years ended December 31, 2019 and 2018, the Company granted options of 2,012,402 and 937,013, respectively, with service conditions only. The Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2019, and 2018, total compensation cost not yet recognized related to unvested stock options was $2,723,790 and $3,065,219, respectively, which is expected to be recognized over a weighted-average period of 1.10 and 0.99 years, respectively. Additionally, as of December 31, 2019 there were 1,935,984 unvested options which are subject to acceleration of vesting on a change of control event.

During the years ended December 31, 2019 and 2018, total stock-based compensation was $931,264 and $3,205,169, respectively.

The Company capitalized $16,719 and $15,287 of stock-based compensation expense as developed software during the fiscal years ended December 31, 2019 and 2018, respectively. The impact on net loss of recording stock-based compensation expense was as follows:

	2019	2018
Technology, research and development	$201,894	$166,123
Sales, marketing and customer care	153,659	232,503
General and administrative	592,430	2,791,256
Total stock based compensation	$947,983	$3,189,882

Repurchase of Founders Common Stock – In connection with the August 2018 Convertible Note Financing (see note 8), the Company repurchased 595,238 shares from each of the two founders, for a total of 1,190,476 common shares, for $2.10 per share. As a result, the Company recognized a $1,833,333 stock-based compensation expense reflected within general and administrative operating expenses in the Consolidated Statement of Operations.

Determining Fair Value of Stock-based Compensation — The Company estimates the fair values of stock options using the Black-Scholes option-pricing model on the date of grant. During the years ended December 31, 2019 and 2018, the assumptions used in the Black-Scholes option-pricing model were as follows:

	2019	2018
Expect Term (years)	5 - 6	5 - 6
Expected volatility	49.1% - 50.4%	48.9% - 50.7%
Risk-free interest rate	1.51% - 2.49%	2.69% - 2.96%
Expected dividend yield	0%	0%

2019 Stock Option Reprice — On March 11, 2019, the Board of Directors approved a reduction in the exercise price of eligible current employees’ outstanding options to purchase shares of the Company’s Common Stock (the “2019 Option Repricing”). The new exercise price per share for each repriced option was $0.56 and options to purchase 3,193,709 shares of the Company’s common stock were included in the 2019 Option Repricing. All other terms set forth in original option agreements, including vesting schedules contained therein, remained unchanged. The Company recognized an incremental compensation cost of $257,354 in the 2019 Consolidated Statements of Operations as a result of the 2019 Option Repricing.

Non-Employee Stock-Based Compensation — Stock-based awards issued to non-employees are accounted for at fair value and determined using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock-based compensation award is re-measured each period until a commitment date is reached, which is generally the vesting date.

All awards granted to non-employees vested upon the grant date. During the years ended December 31, 2019 and 2018, total stock-based compensation related to non-employees was $4 and $1,545, respectively. Stock-based compensation related to non-employees was recorded in general and administrative expenses in the Company’s Consolidated Statements of Operations.

14. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office in Portland expiring on November 30, 2020, New York City expiring on August 30, 2020, Chicago expiring on March 31, 2022 and Belfast expiring on July 24, 2026. During 2019, the Company signed a new 5-year lease for its office in New York City expiring on August 31, 2025.

Rental expense for the operating leases was $1,733,499 and $1,683,775 for the years ended December 31, 2019 and 2018, respectively.

The following is a schedule by years of future minimum lease payments required under the operating lease that have initial or non-cancelable lease terms in excess of one year as of December 31, 2019.

2020	1,198,704
2021	1,672,766
2022	1,661,238
2023	1,687,854
2024	1,718,865
Thereafter	1,274,269
Total minimum lease payments	$9,213,697

Additionally, as part of the transaction with the two Founders (see note 8) in 2018, the Company recorded a contingent tax reserve and a corresponding tax indemnity receivable from the founders for the same amount pertaining to potential tax withholding liabilities associated with the transaction. As of December 31, 2019 and 2018, the total amounts recorded for the contingent tax reserve and corresponding tax indemnity receivable totaled $804,710 and $752,992, respectively.

In September 2019 the Company received an employment-related claim from a former employee. The Company offered to settle the matter for an immaterial amount. The offer was not accepted. The Company is defending itself in the matter and management believes the claims are without merit.

In May 2020, the Company notified a third-party reseller partner ("contractual counterparty") of a breach by the contractual counterparty of the terms of a contract between the parties pertaining to the payment of an uncollected accounts receivable balance in the amount of $750,000. There is currently a commercial dispute ongoing between the parties with respect to the uncollected accounts receivable amounts. Based upon the terms of the contract, the Company believes it is entitled to collection of the full amount outstanding, however the timing of collection is uncertain. In addition, if the contractual counterparty is determined to be in material breach of the contract, and the contract is terminated, additional payments would be due to the Company. Any additional amounts owed to the Company would be considered a gain contingency and therefore would not be recognized in the financial statements until realized.

15. RELATED PARTIES

On November 28, 2011, the Company entered into a loan agreement with a former Director of the Company for a principal amount of $91,154 related to amounts owed for the purchase of common stock. The loan bears interest at a rate of 1.19% per annum, and is repayable on a qualified event. The principal amount of the note is recorded as a reduction of common stock and additional paid-in capital until repaid. The note remains outstanding as of December 31, 2019

On October 2, 2017 the Company sold $5,000,000 of convertible notes to a payment processor with whom the Company also conducts business.

On March 27, 2018, the Board approved an extension on the Convertible Bridge Financing Notes to raise up to $1,000,000 through the sale and issuance of convertible promissory notes to certain lenders pursuant to a Note Purchase Agreement. As the Convertible Bridge Financing Notes is an interested party transaction, the Board approved two officers of the Company, to purchase one or more of the Convertible Bridge Financing Notes.

On August 20, 2018 as part of the August 2018 Convertible Note Financing, the Company issued common warrants to purchase 844,077 shares of common stock to a major equity holder. The initial exercise price is $0.47 per share (“Common Stock Warrant”) and the warrants are vested and exercisable on issuance. The warrants expire on the tenth anniversary of the date of issuance. The Company classified the warrants within permanent equity. The fair value of the Common Stock Warrant on issuance was $423,190.

16. INCOME TAXES

The components of the benefit for income taxes consist of the following for the years ended December 31, 2019 and 2018:

	2019	2018
Current tax benefit (provision):
Federal	$—	$—
Foreign	(545,402)	201,685
State and local	—	—
Total current tax benefit (provision)	(545,402)	201,685

Deferred tax benefit (provision):
Federal	324,053	1,812,090
Foreign	(13,126)	14,348
State and local	(94,505)	75,751
Change in valuation allowance	(255,370)	(1,915,532)
Total deferred tax benefit (provision)	(38,948)	(13,343)

Total tax benefit (provision)	$(584,350)	$188,342

The components of deferred tax assets and liabilities resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 2019 and 2018 were:

	2019	2018
Deferred tax assets:
Accrued expenses	$44,865	$20,672
Allowance for doubtful accounts	21,399	17,662
Deferred rent	30,765	78,704
Contract liabilities	1,078,558	765,141
Net operating loss carryforwards	25,053,834	24,907,588
Interest limitation carryforward	1,051,480	548,464
Stock compensation	803,981	809,563
Current deferred tax assets	28,084,882	27,147,794
Valuation allowance	(26,397,401)	(26,142,031)
Total current deferred tax assets	1,687,481	1,005,763
Deferred tax liabilities:
Depreciation and amortization	(731,323)	(623,224)
Contract assets	(483,458)	—
Acquisition-related intangibles	(655,194)	(526,085)
Total current deferred tax liabilities	(1,869,975)	(1,149,309)
Total	$(182,494)	$(143,546)

The Company’s effective income tax rate differed from the federal statutory rate as follows:

	2019	2018
Federal taxes at statutory rate	21.0%	21.0%
Foreign taxes	0.1%	1.8%
Global intangible low-taxed income	-0.3%	-0.6%
State and local taxes, net of federal benefit	-0.6%	0.5%
Change in revenue recognition	-1.9%	0.0%
Unrecognized tax benefits	-3.5%	0.0%
Prior year difference	-0.1%	0.0%
Other differences, net	-0.1%	0.1%
Valuation allowance	-1.7%	-12.2%
Permanent differences	-16.9%	-9.4%
Effective income tax rate	(4.00%)	1.20%

The realization of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the reversal of deferred tax liabilities, and tax planning strategies. Based upon the Company’s historical operating losses and the uncertainty of future taxable income, the Company has provided a valuation allowance against most of the deferred tax assets as of December 31, 2019 and 2018.

As of December 31, 2019, the Company had federal, state, and local net operating loss carryforwards available of approximately $106.9 million, $129.3 million, and $129.3 million, respectively, to offset future taxable income. As of December 31, 2018, the Company had federal, state, and local net operating loss carryforwards available of approximately $106.0 million, $135.7 million, and $135.7 million, respectively, to offset future taxable income. Net operating losses for federal tax purposes of approximately $8.2 million do not expire and approximately $98.7 million will expire, if not utilized, through 2037 in various amounts.

U.S. federal and state income taxes have been recorded on undistributed foreign earnings accumulated of approximately $2.60 million through December 31, 2019. To the extent that the foreign earnings are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings, including withholding taxes incurred directly upon actual repatriation. The Company has not recorded a deferred tax liability for foreign withholding or other foreign local tax that would be due when cash is actually repatriated to the U.S. because those foreign earnings are considered permanently reinvested or may be remitted substantially free of any additional local taxes. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings, however, such amounts would be immaterial to the Company's consolidated financial statements.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2017. As of December 31, 2019, the United Kingdom has proposed certain adjustments to the Company’s refundable research credit claimed on previous filed tax returns which have not been received as of December 31, 2019. Due to the proposed adjustments, the Company has reflected a foreign current tax provision of $0.52 million due to this uncertain tax position.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 29, 2020 which is the date the Consolidated Financial Statements were available to be issued, for events requiring recording or disclosure in the financial statements for the year ended December 31, 2019.

On February 27, 2020 and March 17, 2020, the Company drew down on the Line of Credit in the amount of $2,000,000 on each date. As of the date of issuance of the Consolidated Financial Statements borrowings of $14,837,750 were outstanding on the Line of Credit. On March 16, 2020 the Line of Credit maturity date was extended to January 8, 2021.

On March 25, 2020, the Company drew an additional $5,000,000 on the Secured Term Loan. As of the date of issuance of the Consolidated Financial Statements borrowings of $20,000,000 in principal were outstanding on the Secured Term Loan.

In the first quarter of 2020 the COVID-19 pandemic in the United States began to disrupt the business operations of the Company through government mandated and voluntary closings of small and medium sized businesses and the enactment of social distancing guidelines, resulting in a reduction of customer sales volumes and an increase in customer churn, which has negatively impacted the Company's operating results in 2020. In response to this impact the Company initiated a number of cash and liquidity preservation measures, including the temporary suspension of new originations of merchant cash advances, a reduction in the size of the Company's workforce, and a decrease in sales and marketing expenses. While the disruption is expected to be temporary, the extent of the long-term impact of COVID-19 on our operational and financial performance will depend on future developments which are highly uncertain and cannot be predicted, including new information regarding the duration and severity of the pandemic, the potential for further deterioration in the economy of the United States, and the impact to customers, employees and vendors. Estimates used in the preparation of the financial statements including the recoverability of the carrying amount of assets may change due to the impact of COVID‐19 as new events occur and additional information is obtained. Actual results could differ from estimates included in these financials statements and will be recognized in the consolidated financial statements as soon as they become known.

******

Schedule “B”
Unaudited condensed consolidated financial statements of ShopKeep as of September 30, 2020 and the nine months ended
September 30, 2020 and 2019

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE NINE MONTH PERIODS ENDING SEPTEMBER 30, 2020 AND 2019

SHOPKEEP INC.

TABLE OF CONTENTS

Page

Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 (unaudited)	3

Condensed Consolidated Statements of Operations for the nine months ended September 30, 2020 and 2019 (unaudited)	4

Condensed Consolidated Statements of Comprehensive Loss for the nine months ended September 30, 2020 and 2019 (unaudited)	5

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the nine months ended September 30, 2020 and 2019 (unaudited)	6

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019 (unaudited)	7–8

Notes to Condensed Consolidated Financial Statements (unaudited)	9-14

SHOPKEEP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	As of September 30,	As of December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$12,345,381	$6,411,953
Accounts receivable, net	2,563,606	2,667,432
Merchant cash advance receivable, net	1,406,633	3,784,688
Inventory	592,159	582,757
Prepaid expenses and other current assets	2,096,847	2,267,580
Deferred commission expense	956,126	728,103
Total current assets	19,960,752	16,442,513
Property and equipment, net	780,207	955,092
Capitalized software and intangibles, net	4,693,065	5,079,789
Deferred commission expense, net of current portion	1,419,915	1,374,199
Goodwill	8,842,046	8,842,046
Other non-current assets	119,248	182,146
Total assets	$35,815,233	$32,875,785
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,084,963	$3,181,798
Accrued expenses	3,767,891	4,504,008
Other current liabilities	1,837,517	1,984,358
Deferred revenue	4,464,001	4,270,654
Convertible preferred and common stock warrants	4,946,960	739,591
Line of credit — current	14,808,861	—
Total current liabilities	32,910,193	14,680,409
Deferred tax liabilities — non-current	181,269	182,494
Line of credit	—	10,803,855
Notes payable - convertible notes	57,113,041	42,414,264
Notes payable - term loans	19,484,115	14,393,691
Total liabilities	109,688,618	82,474,713
Commitments and contingencies (Note 8)
Convertible preferred stock:
Series A, par value $0.001 per share - authorized 3,011,062 shares; issued and outstanding 3,011,062 shares as of September 30, 2020 and December 31, 2019	2,200,532	2,200,532
Series B, par value $0.001 per share - authorized 6,644,794 shares; issued and outstanding 6,612,609 shares as of September 30, 2020 and December 31, 2019	10,272,912	10,272,912
Series C, par value $0.001 per share - authorized 6,331,608 shares; issued and outstanding 6,291,009 shares as of September 30, 2020 and December 31, 2019	25,567,289	25,567,289
Series D, par value $0.001 per share - authorized 13,150,532 shares; issued and outstanding 6,999,791 shares as of September 30, 2020 and December 31, 2019	38,001,172	38,001,172
Total convertible preferred stock	76,041,905	76,041,905
Stockholders' deficit:
Common stock, par value $0.001 per share - authorized 52,660,924 shares; issued and outstanding 11,192,626 and 11,123,583 shares as of September 30, 2020 and December 31, 2019	501	473
Additional paid-in capital	18,792,500	18,498,962
Note receivable from stockholder	(101,269)	(98,888)
Accumulated other comprehensive loss	(199,990)	(140,099)
Accumulated deficit	(168,407,032)	(143,901,281)
Total stockholders' deficit	(149,915,290)	(125,640,833)
Total liabilities, convertible preferred stock and stockholders' deficit	$35,815,233	$32,875,785

See notes to condensed consolidated financial statements.

SHOPKEEP INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Revenue:
Subscription, processing and services-based recurring revenue	$34,703,161	$34,712,877
Product revenue	3,659,720	4,457,075
Total revenue	38,362,881	39,169,952
Cost of sales:
Subscription, processing and services-based costs	3,898,386	3,973,779
Product costs	3,401,405	3,807,971
Total cost of sales	7,299,791	7,781,750
Gross profit	31,063,090	31,388,202
Operating expenses:
Technology, research and development	10,941,438	10,469,236
Sales and marketing	14,392,548	13,962,198
General and administrative	9,431,716	9,018,586
Total operating expenses	34,765,702	33,450,020
Loss from operations	(3,702,612)	(2,061,818)
Other expense (income):
Other income, net	(199)	(437)
Interest expense, net	5,573,472	6,956,021
Change in fair value of financial instruments	15,192,599	4,044,350
Total other expense	20,765,872	10,999,934
Loss before income taxes	(24,468,484)	(13,061,752)
Provision for income taxes	(37,267)	(58,238)
Net loss	$(24,505,751)	$(13,119,990)

See notes to condensed consolidated financial statements.

SHOPKEEP INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Net loss	$(24,505,751)	$(13,119,990)
Other comprehensive income (loss):
Foreign currency translation adjustments	(59,891)	87,808
Other comprehensive income (loss)	(59,891)	87,808
Comprehensive loss	$(24,565,642)	$(13,032,182)

See notes to condensed consolidated financial statements.

SHOPKEEP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND SEPTEMBER 30, 2019
(Unaudited)

								Accumulated
	Convertible				Additional	Note Receivable		Other	Total
	Preferred Stock		Common Stock		Paid-In	From	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholder	Deficit	(Loss)	Deficit
BALANCE — December 31, 2019	22,914,471	$76,041,905	11,123,583	$473	$18,498,962	$(98,888)	$(143,901,281)	$(140,099)	$(125,640,833)
Net loss	—	—	—	—	—	—	(24,505,751)	—	(24,505,751)
Issuance of stock for options exercised	—	—	69,043	28	26,092	—	—	—	26,120
Interest on promissory note	—	—	—	—	—	(2,381)	—	—	(2,381)
Stock-based compensation	—	—	—	—	267,446	—	—	—	267,446
Other comprehensive income	—	—	—	—	—	—	—	(59,891)	(59,891)
BALANCE — September 30, 2020	22,914,471	$76,041,905	11,192,626	$501	$18,792,500	$(101,269)	$(168,407,032)	$(199,990)	$(149,915,290)

								Accumulated
	Convertible				Additional	Note Receivable		Other	Total
	Preferred Stock		Common Stock		Paid-In	From	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholder	Deficit	(Loss)	Deficit
BALANCE — December 31, 2018	22,914,471	$76,041,905	11,091,284	$441	$17,523,235	$(98,888)	$(129,933,667)	$(221,223)	$(112,730,102)
Cumulative effect of ASC Topic 606 adoption	—	—	—	—	—	—	1,295,016	—	1,295,016
Net loss	—	—	—	—	—	—	(13,119,990)	—	(13,119,990)
Issuance of stock for options exercised	—	—	28,242	28	19,454	—	—	—	19,482
Stock-based compensation	—	—	—	—	834,632	—	—	—	834,632
Other comprehensive income	—	—	—	—	—	—	—	87,808	87,808
BALANCE — September 30, 2019	22,914,471	$76,041,905	11,119,526	$469	$18,377,321	$(98,888)	$(141,758,641)	$(133,415)	$(123,613,154)

See notes to condensed consolidated financial statements.

SHOPKEEP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(24,505,751)	$(13,119,990)
Adjustments to reconcile net loss to net cash used for operating activities:
Movement in deferred taxes	37,267	58,238
Fair value adjustments	15,192,599	4,044,350
Write off of Merchant Cash Advance receivables	217,423	44,936
Depreciation and amortization	2,647,041	2,433,389
Amortization of debt discount, issuance costs and embedded derivative	2,009,193	3,490,790
Stock-based compensation	267,446	834,632
Loss on disposal of assets	62,097	—
Changes in operating assets & liabilities:
Accounts receivable	103,741	(226,623)
Inventory	(71,499)	(220,025)
Prepaid expenses and other current assets	(73,946)	(274,652)
Other non-current assets	15,612	(391,825)
Accounts payable	(221,794)	979,199
Accrued expenses	(843,142)	(1,682,380)
Other current liabilities	1,664,139	1,408,334
Deferred revenue	193,422	1,566,780
Net cash used in operating activities	(3,306,152)	(1,054,847)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(140,838)	(227,619)
Purchases of capitalized software and other intangibles	(1,701,510)	(1,904,745)
Merchant Cash Advance funded	(5,004,200)	(8,280,750)
Merchant Cash Advance repaid	7,164,833	5,122,447
Net cash provided by/(used in) investing activities	318,285	(5,290,668)
CASH FLOWS FROM FINANCING ACTIVITIES:
Draw down on line of credit	4,000,000	—
Proceeds from Secured Term Loan	5,000,000	—
Net proceeds from exercise of stock options	26,119	19,482
Net cash provided by financing activities	9,026,119	19,482
Effect of exchange rate changes on cash	(104,824)	(24,779)
NET CHANGE IN CASH	5,933,428	(6,350,811)
Cash — Beginning of period	6,411,953	12,552,693
Cash — End of period	$12,345,381	$6,201,882

See notes to condensed consolidated financial statements.

SHOPKEEP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2020	2019
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,736,266	$1,760,774
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capitalized technology included within accrued expenses	249,520	268,682
Issuance of warrants in connection with convertible notes	526,287	5,496

See notes to condensed consolidated financial statements.

SHOPKEEP INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ShopKeep Inc., (the “Company”) was incorporated in the state of Delaware on April 23, 2010 under the name ShopKeep.com, Inc. On January 10, 2017 the Company name was changed from ShopKeep.com, Inc. to ShopKeep Inc. Prior to 2010, the business operated as an LLC that was founded in 2008, and merged into ShopKeep.com, Inc. on February 9, 2012. The Company provides cloud-based software-as-a-service (“SaaS”) point-of-sale (“POS”) operating solutions to small and medium-sized businesses (“SMBs”) operating primarily in the retail, quick-serve and full-service restaurant sectors. The front-end application of the software resides on a tablet-based cash register, that can be downloaded from the Apple App Store, or on Android based POS devices. Once registered, this front-end application connects to BackOffice, a cloud-based services-oriented platform that provides users with the tools and reports to manage sales, inventory, customer relationships, employees, and various other business needs. BackOffice also integrates with other third-party systems through API’s that are offered as add-on connections for additional monthly subscription fees, or as a part of bundle pricing subscriptions.

The Company also offers integrated credit card and payment processing services which enable customers to easily accept and process credit card transactions, and a merchant cash advance product, providing capital to merchants upfront in exchange for a business’s future credit card sales revenue. Additionally, the Company sells related hardware and consumables through its website and internal sales representatives via telephone. While the ShopKeep POS product may be used on a standalone basis, it seamlessly integrates with the Company’s payment processing, merchant cash advance, and related hardware products and solutions.

The Company is located and headquartered in New York City, New York, with primary operations in Portland, Oregon; Chicago, Illinois; and Belfast, Northern Ireland. Its revenues are derived from operations in the United States.

Impact of the COVID-19 Pandemic — During the course of 2020 the COVID-19 pandemic in the United States disrupted the business operations of the Company through government mandated and voluntary closings of small and medium sized businesses and the enactment of social distancing guidelines. This resulted in a reduction of customer sales volumes, an increase in customer churn, and a reduction in the level of new merchant cash advances issued to the Company’s installed merchant base, which negatively impacted the Company's operating results in 2020. While this disruption has extended into 2021 it is expected to be temporary. However, the extent of the long-term impact of COVID-19 on our operational and financial performance will depend on future developments which are highly uncertain and cannot be predicted, including new information regarding the duration and severity of the pandemic, the timing and extent of vaccine distribution, the potential for further deterioration in the economy of the United States, and the impact to customers, employees and vendors. Estimates used in the preparation of the financial statements including the recoverability of the carrying amount of assets may change due to the impact of COVID‐19 as new events occur and additional information is obtained. Actual results could differ from estimates included in these unaudited condensed consolidated financial statements and will be recognized in the financial statements as soon as they become known.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for reporting interim financial information. These unaudited interim financial statements should be read together with the Company’s annual audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2019 and 2018. The condensed consolidated financial statements as of September 30, 2020 and for the nine months ended September 30, 2020 and 2019 are unaudited; however, in the opinion of management, such condensed consolidated financial statements reflect all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair statement of its financial position, results of operations and cash flows for the interim periods presented.

Principles of Consolidation — The consolidated financial statements include the accounts of ShopKeep Inc. and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

Foreign Currency — The functional currency of the Company’s foreign subsidiary is the local currency (U.K. pounds sterling), as it is the monetary unit of account of the principal economic environment in which the Company’s foreign subsidiary operates. All assets and liabilities of the foreign subsidiary are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into U.S. dollars is reflected as a foreign currency cumulative translation adjustment and reported as a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in other income, net in the Consolidated Statements of Operations.

Use of Estimates — Preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to the selection of useful lives of property and equipment, capitalization of internally developed software and associated useful lives, and determination of the fair value of embedded derivatives associated with convertible note financings, common stock option grants, and common stock and convertible preferred stock warrant(s). Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company’s financial instruments including cash and cash equivalents, net accounts receivable, merchant cash advance receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities are carried at historical cost. At September 30, 2020, the carrying amounts of these instruments approximated their fair values because of their short-term nature. Investments are carried at fair value. The line of credit is carried at amortized cost. At September 30, 2020 and December 31, 2019, the Company had $14,837,750 and $10,837,750 drawn on its line of credit. At September 30, 2020 the carrying value of the Line of Credit, Convertible Notes and Secured Notes approximated their respective fair values.

Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 — Unobservable inputs that are supported by little or no market data for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

3. REVENUE

The following table represents the Company’s revenue disaggregated by revenue source:

	September 30, 2020	September 30, 2019
Revenue from contracts with customers:
Subscription	22,122,818	21,295,174
Processing	11,408,515	12,553,746
Hardware	3,659,720	4,457,075
Other Revenue:
MCA revenue	1,171,828	863,957
Total	$38,362,881	$39,169,952

There was no revenue recognized in the period ended September 30, 2020 for performance obligations satisfied in prior periods.

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 30, 2019
Accrued expenses	$802,622	$728,962
Accrued salaries	2,965,269	3,775,046
Total accrued expenses	$3,767,891	$4,504,008

Accrued warranty liability	122,982	139,002
Deferred Rent	38,133	180,437
Interest Payable	204,982	170,808
Other current liabilities	1,471,420	1,494,111
Total other current liabilities	$1,837,517	$1,984,358

The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company contributed $211,569 and $207,138 to the 401(k) plan in the periods ended September 30, 2020 and 2019, respectively.

5. NOTES PAYABLE

Notes payable consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Secured Term Loan	19,484,115	14,393,691
Total notes payable - term loans	19,484,115	14,393,691

Convertible Bridge Financing Notes and Embedded Derivatives (2017)	19,044,562	14,055,189
Convertible Bridge Financing Notes and Embedded Derivatives (2018)	34,459,650	24,832,976
Convertible Notes	3,608,829	3,526,099
Total notes payable - convertible notes	57,113,041	42,414,264

Total Notes Payable	$76,597,156	$56,807,955

Secured Term Loan — On August 2, 2019, the Company amended the terms of the Secured Term Loan to extend the delayed draw advance period to September 30, 2020, and on March 25, 2020, the Company drew the remaining delayed draw advance of $5,000,000. In connection with the drawdown the Company issued warrants to purchase 55,259 shares of series D preferred stock to the Secured Term Loan lender with initial strike price of $5.4289 per share. The Company utilized the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of the warrant. The fair value of the warrant on issuance was $68,533 and this amount was deferred and recorded as a reduction to the carrying value of the Secured Term Loan. The Secured Term Loan Warrant is classified as a Level 3 Liability and measured at fair value at each reporting period.

The Company recorded $1,298,854 and $1,251,250 in interest expense related to the Secured Term Loan in the periods ended September 30, 2020 and 2019, respectively. As of September 30, 2020, the Company was in compliance with the financial covenants under the Secured Term Loan.

The outstanding balance of the Secured Term Loan, including accrued interest, prepayment fees and expenses was repaid in full on November 25, 2020 in connection with the acquisition of the Company by Lightspeed (see Note 11).

Convertible Bridge Financing Notes and Convertible Notes — On June 26, 2020, as a result of the increases in the amounts drawn under its Secured Term Loan and Line of Credit (see Note 6) the Company was required to issue warrants to purchase 292,958 shares of common stock with initial strike price of $0.47 per share to a certain Convertible Bridge Financing Note (2017) holder pursuant to an existing warrant agreement with that note holder. The Company utilized the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of the warrant. The fair value of the warrant on issuance was $457,754 and this amount was deferred and recorded as a reduction to the carrying value of the Convertible Bridge Financing Notes (2017). The warrant is classified within equity as a Level 3 Liability and measured at fair value at each reporting period.

The Company recorded $1,709,175 and $1,564,430 in interest expense related to the convertible notes in the periods ended September 30, 2020 and 2019, respectively.

On November 25, 2020, in connection with the acquisition of the Company by Lightspeed (see Note 11), all series of convertible notes were settled. The outstanding balance of each convertible note, including accrued interest, at the election of the convertible noteholder, was either redeemed by the Company for cash in accordance with the terms of the applicable convertible note, or converted into shares of the Company and satisfied with a portion of the merger consideration. The acquisition was a Corporate Transaction, as defined under the 2017 and 2018 Convertible Bridge Financing Note agreements. Holders of the 2017 and 2018 Convertible Bridge Financing Notes who elected redemption in cash upon a Corporate Transaction received an amount equal to the original principal of such notes in addition to the outstanding principal and accrued interest upon redemption, in accordance with the terms of such notes.

6. LINE OF CREDIT

The Company has a revolving line of credit agreement which matures on January 8, 2021. On February 27, 2020 and March 17, 2020, the Company drew down on the Line of Credit in the amount of $2,000,000 on each date. As of September 30, 2020, and 2019, borrowings of $14,837,750 and $10,837,750, respectively, were outstanding. As of September 30, 2020 and 2019, the Company also had outstanding letters of credit under the facility, related to its New York Headquarters leases, of $745,250 and $962,250, respectively. On October 9, 2020 the Company amended the terms of the Line of Credit, including the financial covenants applicable for the September 30, 2020 test date. The Company was in compliance with these amended financial covenants as of September 30, 2020.

The Company recorded $475,891 and $508,130 in interest expense related to the line of credit in the periods ended September 30, 2020 and 2019, respectively.

The outstanding balance of the Line of Credit, including accrued interest, fees and expenses was repaid in full on November 25, 2020 in connection with the acquisition of the Company by Lightspeed (see Note 11).

7. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value during the year on a recurring basis consisted of the following as of September 30, 2020 and December 31, 2019:

December 31, 2019	Fair Value Hierarchy
	Level 1	Level 2	Level 3
Liabilities
Convertible preferred stock warrants	$—	$—	$498,348
Common stock warrants	—	—	241,243
Embedded Derivative associated with Convertible Bridge Financing Notes	—	—	3,022,165
Embedded Derivative associated with August 2018 Convertible Note Financing			9,013,844
Total liabilities	$—	$—	$12,775,600

September 30, 2020	Fair Value Hierarchy
	Level 1	Level 2	Level 3
Liabilities
Convertible preferred stock warrants	$—	$—	$1,654,735
Common stock warrants	—	—	3,292,225
Embedded Derivative associated with Convertible Bridge Financing Notes			7,744,651
Embedded Derivative associated with August 2018 Convertible Note Financing			15,802,875
Total liabilities	$—	$—	$28,494,486

A summary of the activity of the Level 3 liabilities carried at fair value on a recurring basis for the nine-month period ended September 30, 2020 and the year-ended December 31, 2019 is as follows:

	September 30, 2020	December 31, 2019
Balance — beginning of period	$12,775,600	$8,291,696
Fair value at issuance	526,287	—
Change in fair value	15,192,599	4,483,904
Balance — end of period	$28,494,486	$12,775,600

8. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for its office in Portland expiring on November 30, 2020, Chicago expiring on March 31, 2022, New York City expiring August 31, 2025 and Belfast expiring on July 24, 2026.

Rental expense for the operating leases was $1,256,032 and $1,285,426 for the periods ended September 30, 2020 and 2019, respectively.

   The following is a schedule by years of future minimum lease payments required under the operating leases that have initial or non-cancelable lease terms in excess of one year as of September 30, 2020.

2021	1,672,135
2022	1,660,607
2023	1,687,222
2024	1,718,234
2025	1,205,002
Thereafter	68,321
Total minimum lease payments	$8,011,520

Additionally, the Company recorded a contingent tax reserve and a corresponding tax indemnity receivable from the founders for the same amount pertaining to potential tax withholding liabilities associated with the transaction. As of September 30, 2020, and 2019, the total amounts recorded for the contingent tax reserve and corresponding tax indemnity receivable totaled $804,710 and $752,992, respectively.

In September 2019 the Company received an employment-related claim from a former employee. The Company offered to settle the matter for an immaterial amount. The offer was not accepted. The Company is defending itself in the matter and management believes the claims are without merit.

In May 2020, the Company notified a third-party reseller partner ("contractual counterparty") of a breach by the contractual counterparty of the terms of a contract between the parties pertaining to the payment of an uncollected accounts receivable balance in the amount of $750,000. There is currently a commercial dispute ongoing between the parties with respect to the uncollected accounts receivable amounts. Based upon the terms of the contract, the Company believes it is entitled to collection of the full amount outstanding, however the timing of collection is uncertain. In addition, if the contractual counterparty is determined to be in material breach of the contract, and the contract is terminated, additional payments would be due to the Company. Any additional amounts owed to the Company would be considered a gain contingency and therefore would not be recognized in the financial statements until realized.

In November 2020, the Company received a demand from five employees alleging unpaid overtime and seeking to recover lost wages. The Company believes it has meritorious defenses against the claims and intends to vigorously defend itself. Given the early stage of the matter it is not possible to estimate a range of possible loss for this matter, though a specific indemnity in respect of any failure to pay overtime by the Company was included for the benefit of Lightspeed POS Inc. by the stockholders of the Company in the merger and plan of re-organization entered into on November 4, 2020, as amended on November 24, 2020.

9. RELATED PARTIES

As of September 30, 2020, the Company had a loan outstanding with a former Director of the Company for an amount of $101,269. This note was satisfied with the acquisition of the Company by Lightspeed on November 25, 2020 (see Note 11).

The Company had convertible notes outstanding of $5,000,000 with a payment processor with whom the Company also conducts business, $117,678 with two officers of the Company, and $18,514,701 with equity holders of the Company. These notes were satisfied with the acquisition of the Company by Lightspeed on November 25, 2020 (see Note 11).

As of September 30, 2020, the Company had outstanding common warrants to purchase 844,077 shares of common stock which were held by a major equity holder of the Company. The warrants were exercised by the holder in connection with the acquisition of the Company by Lightspeed (see Note 11).

10. INCOME TAXES

The provision for income taxes in interim periods is computed by applying an estimated annual effective tax rate against earnings before income tax expense for the period. In addition, non-recurring or discrete items are recorded during the period in which they occur.

The income tax provision for the nine months ended September 30, 2020 was $37,267 and reflects an effective tax rate of (0.15%), as compared to an expense of $58,238 for the nine months ended September 30, 2019, reflecting an effective tax rate of approximately (0.44%). The Company's effective tax rate for the nine months ended September 30, 2020 and 2019 was primarily impacted by foreign taxes and movements in the deferred tax liability related to tax amortization of an indefinite lived intangible asset.

The realization of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the reversal of deferred tax liabilities, and tax planning strategies. Based upon the Company’s historical operating losses and the uncertainty of future taxable income, the Company has provided a valuation allowance against most of the deferred tax assets as of September 30, 2020 and 2019.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2017. As of December 31, 2019, the United Kingdom has proposed certain adjustments to the Company’s refundable research credit claimed on previous filed tax returns which have not been received as of December 31, 2019. Due to the proposed adjustments, the Company has reflected a foreign current tax provision of $0.52 million due to this uncertain tax position. The uncertain tax position remains outstanding as of September 30, 2020.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 25, 2020 for events requiring recording or disclosure in the financial statements for the nine months ended September 30, 2020.

On November 25, 2020, all of the outstanding shares of the Company were acquired by a subsidiary of Lightspeed POS, Inc. (“Lightspeed”), a provider of cloud-based omnichannel commerce platforms, through a merger and plan of re-organization, in which the Lightspeed subsidiary became the surviving corporate entity and ShopKeep Inc. ceased to exist as a separate legal entity. The total consideration consisted of cash paid on the closing date and Lightspeed common shares. An amount was paid on closing to settle the outstanding Line of Credit, Secured Term Loan and to redeem those Convertible Bridge Financing Notes where the holders elected redemption in cash; all other convertible notes were converted into shares of the Company and received a portion of the acquisition consideration upon closing. Prepayment and other fees in the amount of $500,000 were paid by Lightspeed in connection with the settlement of the outstanding debt. In connection with the acquisition, all unexercised warrants were required to be terminated and converted into the right to receive a portion of the acquisition consideration prior to closing. Lightspeed also assumed the Company’s stock option plan in connection with the acquisition.

******

Schedule “C”
Audited consolidated financial statements of Al Dente Intermediate Holdings, LLC as of and for the years ended
December 31, 2019 and 2018

Al Dente Intermediate
Holdings, LLC and
Subsidiaries
Consolidated Financial Statements as of and for the
Years Ended December 31, 2019 and 2018, and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Membership Interest Holders of
Al Dente Intermediate Holdings, LLC
Providence, Rhode Island
We have audited the accompanying consolidated financial statements of Al Dente Intermediate Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Al Dente Intermediate Holdings, LLC and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, utilizing the full retrospective method and hence prior period amounts reported have been restated to reflect the adoption. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

June 26, 2020
Boston, Massachusetts

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018
(In thousands)

	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,974	$18,439
Accounts receivable, net including unbilled revenue	2,829	2,361
Prepaid expenses and other current assets	2,299	1,816

Total current assets	30,102	22,616

PROPERTY AND EQUIPMENT—Net	627	527

OTHER ASSETS:
Intangible assets—net	40,616	48,612
Goodwill	96,319	96,319
Other assets	173	450

Total other assets	137,108	145,381

TOTAL	$167,837	$168,524

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$3,358	$3,728
Accrued expenses and other current liabilities	3,555	13,108

Total current liabilities	6,913	16,836

LONG-TERM LIABILITIES:
Long-term debt—net of current portion	63,851	34,000
Deferred tax liability	95	530
Other long-term liabilities	603	183

Total liabilities	71,462	51,549

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBERS’ EQUITY:
Membership interests	151,070	151,070
Additional paid-in capital	1,705	940
Accumulated deficit	(56,400)	(35,035)

Total members’ equity	96,375	116,975

TOTAL	$167,837	$168,524

See notes to consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(In thousands)

	2019	2018

REVENUE	$44,683	$38,438

COST OF REVENUE	19,500	15,927

GROSS PROFIT	25,183	22,511

OPERATING EXPENSES:
Research and development	8,471	8,265
Selling, general, and administrative	26,666	29,804
Amortization of intangible assets	7,996	7,659

Total operating expenses	43,133	45,728

LOSS FROM OPERATIONS	(17,950)	(23,217)

INTEREST AND OTHER INCOME (EXPENSE):
Interest income	92	148
Interest expense	(3,945)	(2,286)
Other expense, net	—	5

Total interest and other expense	(3,853)	(2,133)

INCOME TAX BENEFIT	(438)	(362)

NET LOSS AND COMPREHENSIVE LOSS	$(21,365)	$(24,988)

See notes to consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(In thousands)

	Membership Interests	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE—January 1, 2018	$151,070	$325	$(10,047)	$141,348

Stock-based compensation expense	—	615	—	615

Comprehensive loss	—	—	(24,988)	(24,988)

BALANCE—December 31, 2018	151,070	940	(35,035)	116,975

Stock-based compensation expense	—	765	—	765

Comprehensive loss	—	—	(21,365)	(21,365)

BALANCE—December 31, 2019	$151,070	$1,705	$(56,400)	$96,375

See notes to consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(In thousands)

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Comprehensive loss	$(21,365)	$(24,988)
Adjustments to reconcile comprehensive loss to net cash used in operating activities:
Depreciation and amortization expense	8,258	7,822
Gain on sale of fixed assets	—	5
Stock-based compensation	765	615
Bad debt expense	297	26
Noncash interest expense	254	420
Deferred income taxes	(435)	(442)
Changes in operating assets and liabilities:
Accounts receivable	(765)	(232)
Prepaid expenses and other current assets	(516)	(647)
Other assets	277	(135)
Accounts payable	(370)	1,918
Accrued expenses and other liabilities	1,127	872

Net cash used in operating activities	(12,473)	(14,766)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(362)	(452)
Cash paid for acquisitions	(10,260)	(4,100)

Net cash used in investing activities	(10,622)	(4,552)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt	30,000	35,000
Payments on long-term debt	—	(14,963)
Payment for financing costs	(370)	(1,103)

Net cash provided by financing activities	29,630	18,934

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,535	(384)

CASH AND CASH EQUIVALENTS—Beginning of year	18,439	18,823

CASH AND CASH EQUIVALENTS—End of year	$24,974	$18,439

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$3,691	$1,657

Cash paid for income taxes	$8	$46

Holdback on the acquisition of SimpleOrder	$—	$500

See notes to consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business—Al Dente Intermediate Holdings, LLC (“Holdco” or together with its subsidiaries the “Company”), a Delaware limited liability company, is the sole shareholder of Al Dente Holdings, Inc. (“Midco”) and has no significant assets or operations other than 100% ownership of Midco. Midco, a Delaware corporation, is the sole shareholder of Upserve, Inc. (“Upserve”) and has no significant assets or operations other than 100% ownership of Upserve. Holdco is owned by Al Dente Topco, Inc. (“Topco”), a Delaware corporation, which is majority owned by certain affiliates of Vista Equity Partners Management, LLC (“Vista”), a private equity company. Topco, Holdco, and Midco were each incorporated on June 20, 2017.
The Company, doing business as Upserve, provides cloud-based point of sale, HQ subscriptions (restaurant analytics software integrated into payments processing), and credit card processing services primarily to full-service restaurants.
The Company regularly engages a Vista entity to perform certain project management, advisory, and recruiting services in the ordinary course of business. Such expenses totaled $710,000 and $1,604,000 for the years ended December 31, 2019 and 2018, respectively.
Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.
Change in Presentation—Certain reclassifications of prior period amounts have been made to conform to the current period presentation. Such reclassifications included separating, as its own line item, Deferred income taxes from Accrued expenses and other liabilities on the Consolidated Statements of Cash Flows.
Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.
The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2019 of $56,400,000, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash, together with collections from revenues, will be sufficient to fund operations and meet its obligations as they come due within one year from the date these consolidated financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Novel Coronavirus (COVID-19) - The recent global outbreak of a new strain of coronavirus, COVID-19, continues to adversely impact U.S. commercial activity and has contributed to significant volatility in financial markets. In response to the COVID-19 pandemic, many states have implemented measures to combat the spread of COVID-19, including the closure of full-service restaurants pursuant to the exercise of emergency executive authority invoked by state and local governments. Such measures are adversely impacting the transportation, hospitality and entertainment industry, and could have a continued adverse impact on economic and market conditions and trigger further periods of economic slowdown.
In response, the Company has taken some immediate operational measures to reduce operating costs and conserve cash. These measures included significantly reducing headcount through a combination of layoffs and furloughs, executive pay cuts, cuts to discretionary and travel spending and deferral of employee merit increases.
The magnitude and duration of this pandemic is uncertain, consequently management cannot estimate the impact on the Company’s business, financial condition or near- or longer-term financial or operational results with certainty. As a result of these factors, there was uncertainty related to the Company’s ability to maintain compliance with certain of its financial covenants in its credit agreement with Golub Capital, LLC and, therefore, the Company amended certain of its financial covenants through June 30, 2021 (see Note 8).
Subsequent Events—Management has evaluated subsequent events occurring through June 26, 2020, the date these consolidated financial statements were available to be issued and determined that no subsequent events had occurred that had not already been reflected in the consolidated financial statements or notes thereto.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the valuation of intangibles, deferred tax valuation allowances, uncollectible accounts and stock-based compensation.
Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents consist principally of cash held in a bank and money market accounts.
Accounts Receivable, net—Accounts receivable are stated at net realizable value, represent amounts due from customers for the provision of its services and are generally collected by third-party service providers and remitted to the Company. The Company determines the allowance for doubtful accounts based on their analysis of historical bad debts, customer concentrations, customer creditworthiness, credit history, and current economic trends. As of December 31, 2019 and 2018, the Company recorded a $66,000 and $26,000 allowance for doubtful accounts, respectively.

Property and Equipment, net—Property and equipment are stated at cost less accumulated depreciation or amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets or, in case of leasehold improvements, the shorter of the asset life or lease term. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment.
Property and equipment that the Company acquired as of result of acquisitions has been recorded at its fair market value as required under ASC Topic No. 805. Additions to property and equipment subsequent to the acquisition date are stated at cost.
Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment in accordance with the provisions of Financial Accounting Standards Board ASC 360, Property, Plant and Equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to its undiscounted expected future cash flows. If this comparison indicates that there is impairment, the amount of the impairment is determined as the difference between the carrying value and fair value. As of December 31, 2019, the Company does not believe any events have occurred that would indicate an impairment of its long-lived assets.
Revenue Recognition—In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. On January 1, 2019, the Company adopted Topic 606, and its related amendments (collectively known as ASC 606) utilizing the full retrospective method of adoption. The primary impact of Topic 606 on reported revenue results was a change in the accounting for payment processing services revenue from a gross basis to a net basis ($ in thousands):
	2018, as previously reported	Impact of ASC 606	2018, adjusted

Point in time	$219,210	$(197,138)	$22,072
Over time	16,366	-	16,366

Revenue	$235,576	$(197,138)	$38,438

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:
•	Identify the contract, or contracts, with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract, and

•	Recognize revenue when, or as, the performance obligation is satisfied.

Under ASC Topic 606, the Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable. The Company’s arrangements are typically non-cancelable for a pre-specified subscription term and do not typically contain refund-type provisions.

Revenue consists of consideration earned on (a) subscriptions to the various software-as-a-service (“SaaS”) offerings provided by the Company (i.e., Upserve Point of Sale, Upserve HQ, Upserve Online Ordering); (b) sales of hardware used in connection with Upserve’s SaaS offerings; (c) professional services (e.g. implementation services); (d) diner-facing service fees assessed in connection with Upserve Online Ordering transactions; and (e) Upserve Payments payment processing services (both on a per-transaction and a per-month basis). With respect to Upserve Payment revenue, related revenues are transaction-based and priced either as a fixed fee per-transaction or calculated as a percentage of the transaction value. Fees collected with respect to Upserve Payments are charged for the processing services provided, and do not include the gross sales price paid by the diner to the restaurant. The Company offsets transactional processing revenues with Card Organization fees (e.g., interchange fees), and records revenue from transactions on a net basis.
Subscription revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract. Hardware revenue is recognized upon fulfillment of the hardware to the customer. Transaction processing revenue is recognized monthly based on actual processing volume.
The following table summarizes revenue recognized for the year ended December 31, 2019 ($ in thousands):
2019

Point in time	$25,820
Over time	18,863

Total	$44,683

Cost of revenue consists primarily of costs related to hosting our platform and providing customer support. In addition, costs associated with the hardware and other items provided related to the Company’s restaurant systems are included in cost of revenue.
Contract Assets and Contract Liabilities (Deferred Revenue)—A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (e.g., type of unbilled receivable). Contract assets are included in Accounts receivable in the Company’s consolidated balance sheets. The total value of the Company’s contract assets was $1,229,000 and $70,000 as of December 31, 2019 and 2018, respectively and $0 as of January 1, 2018.
The Company records contract liabilities (presented as deferred revenue) when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally invoices its customers monthly in the period of services being provided. The Contract liability balance was $2,276,000 and $558,000 as of December 31, 2019 and 2018, respectively and $176,000 as of January 1, 2018.  Increase in contract liabilities during the fiscal years ending December 31, 2019 and 2018 primarily resulted from growth of contracts with new and existing customers. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue, which is included within other noncurrent liabilities on the accompanying consolidated balance sheets. Long-term deferred revenue was $603,000 and $183,000 as of December 31, 2019 and 2018, respectively.

Concentration of Credit Risk and Significant Customers—Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains substantially all of its cash and cash equivalents in an institutional money market mutual fund. The fund provides daily liquidity and invests in a portfolio of short-term money market instruments issued by the US government. To manage accounts receivable credit risk, the Company periodically evaluates the creditworthiness of its customers and maintains allowances for potential credit losses.
Most of the Company’s accounts receivable are due from its principal clearing bank, which processes membership fees and related payments to and from the merchant and reimburses the Company and its third-party transaction processor for their share of the gross payment from the merchant. With the exception of one issuing bank, the Company generally retains the risk of loss in the event that the merchant cannot fulfill their payment obligations to the network for fulfilling processed transactions.
No individual customer represents more than 5% of the Company’s revenue, either in 2019 or 2018. With respect to the Company’s credit card payment processing transactions, one entity, the Company’s principal clearing bank, collects from the actual customer on the Company’s behalf and remits the funds to the Company. As a result, this entity accounted for 52% of accounts receivable at December 31, 2019, and 61% of accounts receivable at December 31, 2018.
General and Administrative—General and administrative expenses include compensation, employee benefits, and stock-based compensation for executive management, finance administration and human resources, facility costs (including rent), bad debt costs, professional service fees, and other general overhead costs including depreciation to support our operations.
Research and Development Costs—Research and development costs are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software for use within the Company’s SaaS platform or in certain of the Company’s products are expensed prior to the establishment of technological feasibility or approval of a development plan related to the software and capitalized thereafter until commercial release of the software or product offering. For the years ended December 31, 2019 and 2018, no costs for internal-use software costs or internally developed trademarks were capitalized.
Advertising Costs—Advertising costs are included in selling, general, and administrative expense and are expensed as incurred. Advertising costs were $2,146,000 and $1,539,000 for the years ended December 31, 2019 and 2018, respectively.
Income Taxes—Income taxes are determined using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. A valuation allowance is provided for any net deferred tax assets for which management believes that it is more likely than not that the net deferred tax assets will not be realized.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Tax benefits are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. Potential interest and penalties associated with such uncertain tax positions would be recorded as a component of income tax expense.
The Company evaluates tax positions using a two-step process. The first step requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Through December 31, 2019 and 2018, the Company has not identified any material uncertain tax positions.
Stock-Based Compensation—The Company measures compensation cost for equity awards at their fair value. The measurement date for stock awards granted to employees is generally the date of grant. The measurement date for nonemployee awards is the date services are completed. Stock-based compensation is recognized on a straight-line basis over the requisite service period, which generally is the vesting period. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period during which estimates are revised. Actual results and future changes in estimates may differ substantially from current estimates
Comprehensive Loss—The Company’s comprehensive loss includes only the net loss as reported; there are no other elements of comprehensive loss.
Business Combinations—When the Company acquires businesses, it engages third party valuation firms to assist in the determination of the fair value of the tangible and intangible assets acquired, and we then allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates. During the measurement period, which may extend up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Intangible Assets and Goodwill—Intangible assets consist of identifiable non-tangible assets, including developed technology, customer relationships and trademarks and patents, resulting from the Company’s acquisitions. Intangible assets are recorded at fair value, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The excess of the purchase price over the estimated fair value of net assets of businesses acquired in a business combination is recognized as goodwill.
Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. Such goodwill and other intangible assets may also be tested for impairment between annual tests in the presence of impairment indicators, such as, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) a substantial decline in the Company’s estimated fair value; (c) an adverse action or assessment by a regulator; (d) unanticipated competition; (e) loss of key personnel; (f) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (g) a realignment of the Company’s resources or restructuring of the Company’s existing businesses in response to changes to industry and market conditions; (h) testing for recoverability of a significant asset group within a reporting unit; or (i) higher discount rate used in the impairment analysis as impacted by an increase in interest rates.
Goodwill is evaluated annually for impairment on July 31. The Company has the option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and determine whether further action is needed. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative impairment test is unnecessary. No impairment charges were recorded during 2019 or 2018.
Recent Accounting Pronouncements—In February 2016, the FASB issued ASU No. 2016-02, Leases, as amended by ASU 2019-01, Leases (Topic 842), in March 2019 (together, “ASC 842”), its new standard on accounting for leases. ASC 842 requires the recognition of leased assets and lease obligations by lessees for those leases currently classified as operating leases under existing lease guidance. Short-term leases with a term of 12 months or less are not required to be recognized. ASC 842 also requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The provisions of ASC 842 will be effective for private companies on January 1, 2022, with early adoption permitted. The Company plans to adopt ASC 842 as of January 1, 2022 and is in the process of evaluating the impact that will come from adoption.

3.	ACQUISITION

During the year ended December 31, 2019 the Company made a $9,800,000 payment for a purchase price holdback in connection with the majority acquisition of Upserve by Vista in 2017.
2018 ACQUISITION
On July 12, 2018, Upserve, Inc. acquired 100% of the shares of SimpleOrder, Ltd, an Israeli-based corporation (the “SimpleOrder transaction”) for the primary purpose of adding an inventory module to the Company’s point of sale and restaurant analytics software offered primarily to full-service restaurants. The total purchase price was $4,527,000, which included a $73,000 post-close adjustment to net working capital. The allocation of the purchase price to the assets acquired and liabilities assumed as follows ($ in thousands):
Total purchase price	$4,600
Net working capital adjustment	(73)

Total purchase consideration	4,527

Allocated to:
Current assets	123
Fixed assets	21
Other assets	4
Developed technology	1,300
Trade names	40
Liabilities assumed	(284)

Goodwill arising from the transaction	$3,323

The intangible assets recorded are being amortized to expense over their estimated useful lives ranging from two to five years.
Upserve incurred transaction costs of $588,000 in connection with the SimpleOrder transaction, which were expensed as incurred in the year ended December 31, 2018. In addition, Upserve incurred costs of $1,103,000 (“Debt Financing Costs”) related to entering into a credit facility with a third-party financial institution (see Note 8). The Debt Financing Costs were recorded as deferred financing costs to be amortized over the term of the credit facility. All transaction costs are recorded in the selling, general, and administrative line item in the Company’s consolidated statement of comprehensive loss.
Goodwill from the SimpleOrder transaction and the previous 2017 Vista transaction is not deductible for tax purposes; however, certain goodwill from a Predecessor transaction of approximately $7.6 million for which the Company retained tax basis is deductible for tax purposes. The net amount of non-deductible goodwill carried on the balance sheet is $88.7 million.

4.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 and 2018, consisted of the following, ($ in thousands):

	2019		2018
	Estimated Useful Life (Years)	Amount	Estimated Useful Life (Years)	Amount

Computer equipment, purchased software, and furniture	3–7	$943	3–7	$616
Leasehold improvements(1)		164		129

Total property and equipment		1,107		745

Less accumulated depreciation and amortization		(480)		(218)

Property and equipment—net		$627		$527

(1)	Leasehold improvements are amortized over the shorter of their useful lives or the term of the lease.

Depreciation expense was $262,000 and $163,000 in 2019 and 2018, respectively.
5.	FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
Level 3—Inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The Company’s cash equivalents at December 31, 2019 and 2018, consisted of $23,669,000 and $17,026,000, respectively, held in money market funds recorded at cost, which approximates fair value based on quoted prices for identical assets that are traded in active markets. These measurements are considered to be Level 1 measurements in the hierarchy used to determine the extent of reliance on unobservable inputs. There are no items in the consolidated financial statements measured at fair value on a recurring basis, and there have been no nonrecurring adjustments to assets or liabilities required to be measured using fair value measurements and inputs.
6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill consisted of the following ($ in thousands):
Balance as of January 1, 2018	$92,996

SimpleOrder transaction goodwill	3,323

Balance as of December 31, 2018	96,319

2019 Activity	—

Balance as of December 31, 2019	$96,319

Intangible assets consist of the following as of December 31, 2019 ($ in thousands):
	Cost	Life	Accumulated Amortization	Net

Developed technology	$20,800	5–8 years	$(6,910)	$13,890
Customer relationships	34,000	8 years	(10,436)	23,564
Trademarks and trade names	4,440	5–8 years	(1,362)	3,078
Capitalized software development	302	3 years	(218)	84

Total intangible assets	$59,542		$(18,926)	$40,616

Amortization expense was $7,996,000 in 2019, of which $3,088,000 related to developed technology.
Intangible assets consisted of the following as of December 31, 2018 ($ in thousands):
	Cost	Life	Accumulated Amortization	Net

Developed technology	$20,800	5–8 years	$(3,822)	$16,978
Customer relationships	34,000	8 years	(6,186)	27,814
Trademarks and trade names	4,440	5–8 years	(804)	3,636
Capitalized software development	302	3 years	(118)	184

Total intangible assets	$59,542		$(10,930)	$48,612

Amortization expense was $7,659,000 in 2018, of which $2,743,000 related to developed technology.

As of December 31, 2019, estimated amortization expense related to the Company’s identifiable acquisition-related intangible assets in future periods is as follows ($ in thousands):
Fiscal Year Ending December 31,	Estimated Amortization Expense

2020	$7,674
2021	7,245
2022	7,245
2023	7,242
2024	7,238
Thereafter	3,972

Total	$40,616

7.	MEMBERS’ EQUITY

Topco 2017 Option Plan—At December 31, 2019 and 2018, the Topco Plan provided for the issuance of up to 11,124 shares of Topco’s common stock, par value $0.001, in the form of stock options and other equity interests in Topco to employees, officers, directors, consultants, and advisors.
Topco grants stock options to employees at an exercise price deemed by the board of directors to be equal to the fair market value of the common stock on the date of grant. The fair market value of the common stock has been determined by the board of directors at each stock option measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, Topco’s financial position and historical financial performance, the status of technological development within Topco, the composition and ability of the current engineering and management team, an evaluation of Topco’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of Topco’s capital stock (including convertible preferred stock), the effect of the rights and preferences of the preferred shareholders, and the prospects for a liquidity event, among others.
Stock options generally vest either over a period of four years or upon the consummation of a qualified termination event, as defined in the certain stock option agreements and expire at the earlier of a qualified termination event or ten years after the grant date. At the discretion of the board of directors, certain option grants may be immediately exercisable, but subject to a right to repurchase, at cost, pursuant to the vesting schedule of the individual grant. At December 31, 2019 and 2018, there were 4,421 shares and 1,621 shares, respectively, available for future grant under the Topco Plan.

Topco utilizes the Black-Scholes option-pricing model to estimate the fair value of stock options awarded to employees, which requires several key assumptions to be made. The weighted-average assumptions used to apply this model for the years ended December 31, 2019 and 2018, are as follows:
	2019	2018

Risk-free interest rate	1.58–2.58%	2.39–2.99%
Expected life (years)	1.85–2.48	2.73–3.42
Expected dividend yield	—%	—%
Expected volatility of underlying stock	64.1-79.3%	49.1-64.1%

The risk-free interest rate for each award was based on the rate for US Treasury zero coupon bonds with maturities similar to the expected term of the award being valued. The expected life was based on a review of the period that Topco’s stock option awards are expected to be outstanding and is calculated using the simplified method, which represents the average of the contractual term of the options and the weighted-average vesting period of the options. Topco uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis, upon which to estimate the expected term. The expected dividend yield was based on Topco’s expectation that it will not pay dividends in the foreseeable future. As Topco is a private company, it did not have relevant historical data to develop its volatility assumptions and, therefore, analyzed the volatility of several public peer companies to support the assumptions used in its calculations for the years ended December 31, 2019 and 2018.
For the years ended December 31, 2019 and 2018, the Company recorded $765,000 and $615,000, respectively, of stock-based compensation expense, representing an allocation of expense from Topco which was credited to additional paid in capital.
Stock-based compensation included in operating expenses for the years ended December 31, 2019 and 2018, related to the awards of stock options is as follows ($ in thousands):
	2019	2018

Research and development	$20	$81
Selling, general, and administrative	745	534

	$765	$615

As of December 31, 2019, there was $2,205,000 of unrecognized compensation expense related to unvested employee stock awards that is expected to be recognized over a weighted-average amortization period of three years.

Stock option activity for the year ended December 31, 2019 is as follows:
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term

Outstanding—January 1, 2019	9,502	1,810

Granted	1,264	1,893
Exercised	—	—
Forfeited	(4,063)	1,750

Outstanding—December 31, 2019	6,703	1,862	8.7

Exercisable—December 31, 2019	1,306	1,835	8.4

Vested or expected to vest—December 31, 2019	1,306	1,835	8.4

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019 and 2018, was $518 and $522, respectively.  The weighted-average grant-date fair value of options vested during the years ended December 31, 2019 and 2018, was $822 and $666, respectively.  The weighted-average grant-date fair value of options forfeited during the years ended December 31, 2019 and 2018, was $666 and $0, respectively.  There were no options exercised during either 2019 or 2018.
8.	DEBT

The following is a summary of the Company’s debt arrangements ($ in thousands):
	2019	2018

Current obligations:
Golub Capital, LLC Loan	—	—

Total current obligations	$—	$—

Long-term obligations:
Golub Capital, LLC Loan	65,000	35,000

Total long-term obligations, at par	65,000	35,000

Unamortized debt issuance costs	(1,149)	(1,000)

Total long-term obligations, at carrying value	$63,851	$34,000

Term Loans—On July 12, 2018, Upserve entered into a credit agreement with Golub Capital, LLC (“Golub”) for a total of $48,000,000 with a maturity date of July 11, 2023, consisting of a $35,000,000 term loan, a $10,000,000 delayed draw term loan, and up to a $3,000,000 revolving loan. The credit agreement with Golub was amended on December 20, 2019 to provide for a $20,000,000 incremental term loan. The credit facility is secured by a continuing security interest in and a pledge of all the Company’s assets. Upserve borrowed $35,000,000 in a term loan on July 12, 2018, $10,000,000 in the delayed draw term loan on January 16, 2019, and $20,000,000 in an incremental term loan on December 20, 2019. Upserve may borrow under the delayed draw term loan as a lump sum at any time, and under the revolving loan in multiples of $100,000 for one month, two month or three month terms. Interest is computed at the London InterBank Offered Rate, plus an applicable margin based on the Company’s most recent last quarter’s annualized recurring revenue leverage ratio, as defined in the agreement, and is paid monthly in arrears. As of December 31, 2019, the interest rate on the term loan was 8.20%. Interest expense amounted to $3,691,000 and $1,342,000 for the years ended December 31, 2019 and 2018, respectively. The term loan requires the Company to maintain certain financial and nonfinancial covenants. The Company believe that it was in compliance with all covenants as of year-end.  On June 26, 2020, the Company amended its existing credit agreement.  The amendment revises the quarterly-tested “LQA Recurring Revenue Net Leverage Ratio” financial covenant contained in the credit agreement through June 30, 2021. The amendment effectively increases the maximum ratio allowed for each quarterly period.

On July 14, 2017, Upserve entered into a credit agreement with Silicon Valley Bank for a total of $18,000,000 with a maturity date of July 14, 2022, consisting of a $15,000,000 term loan and up to a $3,000,000 revolving loan. The Silicon Valley Bank Loan was paid in full on July 12, 2018. Interest expense amounted to $492,000 for the year ended December 31, 2018.
Scheduled Repayment Obligations—As of December 31, 2019, the future minimum payments under the Golub Credit Agreement was as follows ($ in thousands):
Years Ending December 31	Term Loans

2020	$—
2021	—
2022	—
2023	65,000
2024	—

Total payments	$65,000

9.	COMMITMENTS AND CONTINGENCIES

Facility Lease Obligations—In August 2013, the Company signed a lease agreement for its headquarters in Providence, Rhode Island. The lease was subsequently amended in November 2013 and in April 2019. The lease termination date is 72 months after commencement of the April 2019 amendment.
In June 2016, the Company signed a lease agreement for office space in San Francisco, California. The lease terminated in July 2019. As part of the lease, the Company provided a $126,167 letter of credit, secured by the revolving loan with Golub Capital. As of December 31, 2019, the letter of credit was reduced to $84,111.

In January 2018, the Company signed a lease agreement for office space in Denver, Colorado. The lease termination date is 65 months after commencement. As part of the lease, the Company provided a $250,000 letter of credit, secured by the revolving loan with Golub Capital.
Rent expense is recognized on a straight-line basis over the term of the lease. Total rent expense was $1,059,000 and $1,526,000 for the years ended December 31, 2019 and 2018, respectively.
Future minimum lease payments under these agreements as of December 31, 2019, are as follows ($ in thousands):
Years Ending December 31

2020	$841
2021	863
2022	885
2023	851
2024	759
Theferafter	191

Total payments	$4,390

Guarantees—As permitted under Delaware law, the Company’s Certificate of Incorporation and Bylaws provide that the Company indemnify its stockholders, officers, directors, and partners and each person controlling the stock held for certain events or occurrences that happen by reason of the relationship with or position held at the Company. The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks and indemnify against product liability matters.
During the years ended December 31, 2019 and 2018, the Company had not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.
10.	RETIREMENT SAVINGS PLAN

The Company has a 401(k) plan whereby participating employees may defer a portion of their pretax earnings, not to exceed 50% of their total earnings, through contributions to a qualified savings plan. Employees must reach the age of 21 to be eligible to participate in the 401(k) plan. The Company may, at its discretion, make profit-sharing or matching contributions. Through December 31, 2019, neither Upserve nor the Company has made any matching contributions to the 401(k) plan.

11.	INCOME TAXES

At December 31, 2019, the Company had deferred tax assets, primarily net loss carryforwards, aggregating $22,917,000, deferred tax liabilities related to intangible assets and tax deductible goodwill of $9,014,000 and $302,000, respectively. The net deferred tax asset of $13,601,000 has been reduced by a valuation allowance of $13,696,000; in addition, no portion of the Company’s deferred tax assets has been used to offset the deferred tax liability related to goodwill. The net deferred tax liability recognized at December 31, 2019 was $95,000.
At December 31, 2018, the Company had deferred tax assets, primarily net loss carryforwards, aggregating $20,100,000, deferred tax liabilities related to intangible assets and tax deductible goodwill of $10,900,000 and $200,000, respectively. The net deferred tax asset of $9,000,000 has been reduced by a valuation allowance of $9,500,000; in addition, no portion of the Company’s deferred tax assets has been used to offset the deferred tax liability related to goodwill. The net deferred tax liability recognized at December 31, 2018 was $530,000.
For the year ended December 31, 2019, the Company recorded an income tax benefit of $438,000, reflecting the loss incurred during the period, reduced by an additional valuation allowance of $4,200,000.
For the year ended December 31, 2018, the Company recorded an income tax benefit of $362,000, reflecting the loss incurred during the period, reduced by an additional valuation allowance of $5,400,000.
As of December 31, 2019, the Company had available federal and state net operating loss carryforwards of $88,100,000 and $28,000,000, respectively, which may be used to offset future taxable income, if any. These amounts expire at various dates through 2035. The net operating loss carryforwards may be subject to the annual limitations provided in the Internal Revenue Code. Due to the degree of uncertainty related to the ultimate use of the deferred assets, the Company has provided a full valuation allowance against these net tax benefits.
The Company files income tax returns in the United States and in multiple states within the United States. The Company does not believe material uncertain tax positions have arisen to date. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. All years from inception are open for tax audit due to the operating losses recorded during the periods.
******

Schedule “D”
Unaudited condensed consolidated financial statements of Al Dente Intermediate Holdings, LLC for the nine months ended
September 30, 2020 and 2019 and as of September 30, 2020

Al Dente Intermediate
Holdings, LLC and
Subsidiaries

Condensed Consolidated Financial Statements for
the Nine Months Ended September 30, 2020 and
2019 and as of September 30, 2020

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019
(UNAUDITED)
(In thousands)

	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,824	$24,974
Accounts receivable, net including unbilled revenue	4,561	2,829
Prepaid expenses and other current assets	3,175	2,299

Total current assets	24,560	30,102

PROPERTY AND EQUIPMENT—Net	467	627

OTHER ASSETS:
Intangible assets—net	34,757	40,616
Goodwill	96,319	96,319
Other assets	123	173

Total other assets	131,199	137,108

TOTAL	$156,226	$167,837

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$5,727	$3,358
Accrued expenses and other current liabilities	5,253	3,555

Total current liabilities	10,980	6,913

LONG-TERM LIABILITIES:
Long-term debt	64,006	63,851
Deferred tax liability	159	95
Other long-term liabilities	732	603

Total liabilities	75,877	71,462

COMMITMENTS AND CONTINGENCIES (Note 6)

MEMBERS’ EQUITY:
Membership interests	151,070	151,070
Additional paid-in capital	2,332	1,705
Accumulated deficit	(73,053)	(56,400)

Total members’ equity	80,349	96,375

TOTAL	$156,226	$167,837

See notes to condensed consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(UNAUDITED)
(In thousands)

	2020	2019

REVENUE	$30,283	$33,468

COST OF REVENUE	14,894	14,384

GROSS PROFIT	15,389	19,084

OPERATING EXPENSES:
Research and development	4,537	6,518
Selling, general, and administrative	17,096	20,528
Amortization of intangible assets	5,859	5,997

Total operating expenses	27,492	33,043

LOSS FROM OPERATIONS	(12,103)	(13,959)

INTEREST AND OTHER INCOME (EXPENSE):
Interest income	15	86
Interest expense	(4,496)	(2,930)
Other expense, net	(5)

Total interest and other income (expense)	(4,486)	(2,844)

INCOME TAX EXPENSE (BENEFIT)	64	(306)

LOSS AND COMPREHENSIVE LOSS	$(16,653)	$(16,497)

See notes to condensed consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(UNAUDITED)
(In thousands)

		Additional
	Membership	Paid-In	Accumulated
	Interests	Capital	Deficit	Total

BALANCE—January 1, 2019	$151,070	$940	$(35,035)	$116,975

Stock-based compensation expense	—	571	—	571

Comprehensive loss	—	—	(16,497)	(16,497)

BALANCE—September 30, 2019	$151,070	$1,511	$(51,532)	$101,049

BALANCE—January 1, 2020	$151,070	$1,705	$(56,400)	$96,375

Stock-based compensation expense	—	627	—	627

Comprehensive loss	—	—	(16,653)	(16,653)

BALANCE—September 30, 2020	$151,070	$2,332	$(73,053)	$80,349

See notes to condensed consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2020 AND 2019
(UNAUDITED)
(In thousands)

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,653)	$(16,497)
Adjustments to reconcile comprehensive loss to net cash used in operating activities:
Depreciation and amortization expense	6,071	6,191
Stock-based compensation	627	571
Bad debt expense	963	252
Noncash interest expense	346	183
Deferred income taxes	64	(306)
Changes in operating assets and liabilities:
Accounts receivable	(2,695)	(580)
Prepaid expenses and other current assets	(1,067)	(334)
Other assets	50	91
Accounts payable	2,369	(192)
Accrued expenses and other liabilities	1,826	1,242

Net cash used in operating activities	(8,099)	(9,379)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(51)	(362)
Cash paid for acquisitions	—	(10,260)

Net cash used in investing activities	(51)	(10,622)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt	—	10,000

Net cash provided by financing activities	—	10,000

DECREASE IN CASH AND CASH EQUIVALENTS	(8,150)	(10,001)

CASH AND CASH EQUIVALENTS—Beginning of year	24,974	18,439

CASH AND CASH EQUIVALENTS—End of period	$16,824	$8,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$4,150	$2,747

See notes to condensed consolidated financial statements.

AL DENTE INTERMEDIATE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business—Al Dente Intermediate Holdings, LLC (“Holdco” or together with its subsidiaries the “Company”), a Delaware limited liability company, is the sole shareholder of Al Dente Holdings, Inc. (“Midco”) and has no significant assets or operations other than 100% ownership of Midco. Midco, a Delaware corporation, is the sole shareholder of Upserve, Inc. (“Upserve”) and has no significant assets or operations other than 100% ownership of Upserve. Holdco is owned by Al Dente Topco, Inc. (“Topco”), a Delaware corporation, which is majority owned by certain affiliates of Vista Equity Partners Management, LLC (“Vista”), a private equity company. Topco, Holdco, and Midco were each incorporated on June 20, 2017.

The Company (doing business as Upserve) provides cloud-based point of sale, HQ subscriptions (restaurant analytics software integrated into payments processing), and credit card processing services primarily to full-service restaurants.

The Company regularly engages a Vista entity to perform certain project management, advisory, and recruiting services in the ordinary course of business. Such expenses totaled $595,000 and $545,000 for the periods ended September 30, 2020 and 2019, respectively.

Basis of Presentation—Interim Financial Statements - The accompanying condensed consolidated interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position at September 30, 2020 and the results of its operations and its cash flows for the nine months ended September 30, 2020 and 2019. The financial data and other information disclosed in these notes related to the nine months ended September 30, 2020 and 2019 are also unaudited. The results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the full year or for any other subsequent interim period.

Risks and Uncertainties—The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of September 30, 2020 of $73,053,000, as well as expects to incur future additional losses. The Company has cash available on hand and believes that this cash, together with collections from revenues and in connection with events that have occurred subsequent to the financial statement date but prior to the issuance of the financials, will be sufficient to fund operations and meet its obligations as they come due within one year from the date these consolidated financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Novel Coronavirus (COVID-19) - The recent global outbreak of a new strain of coronavirus, COVID-19, continues to adversely impact U.S. commercial activity and has contributed to significant volatility in financial markets. In response to the COVID-19 pandemic, many states have implemented measures to combat the spread of COVID-19, including the closure of full-service restaurants pursuant to the exercise of emergency executive authority invoked by state and local governments. Such measures are adversely impacting the transportation, hospitality and entertainment industry, and could have a continued adverse impact on economic and market conditions and trigger further periods of economic slowdown.

In response, the Company has taken some immediate operational measures to reduce operating costs and conserve cash. These measures included significantly reducing headcount through a combination of layoffs and furloughs, executive pay cuts, cuts to discretionary and travel spending and deferral of employee merit increases.

The magnitude and duration of this pandemic is uncertain, consequently management cannot estimate the impact on the Company’s business, financial condition or near- or longer-term financial or operational results with certainty. As a result of these factors, there was uncertainty related to the Company’s ability to maintain compliance with certain of its financial covenants in its credit agreement with Golub Capital, LLC and, therefore, the Company amended certain of its financial covenants through June 30, 2021 (see Note 5).

The uncertainties around COVID-19 required the use of judgments and estimates which results in no material accounting impacts for the nine months ended September 30, 2020 other than the impact on expected credit losses driven by the changes in the macro-economic environment due to COVID-19.  Included in general and administrative expenses is an expense of $776,000 related to loss allowance for the nine months ended September 30, 2020.

Subsequent Events— On December 1, 2020, all of the outstanding shares of Topco were acquired by Lightspeed POS Inc. (“Lightspeed”), a software company providing cloud-based, omnichannel commerce platforms.

In exchange for 100% of the ownership interest of Topco, the shareholders of Topco received cash of $96,855,000, net of cash acquired, at closing and was to receive $2,000,000, which is being held in escrow, and common shares of Lightspeed, valued on the closing date at a fair value of $310,214,000. On the closing date, Lightspeed also paid the then outstanding balance of the Company’s term loans ($66,000,000) and the prepayment fee. Additional cash may be paid by (or returned to) Lightspeed due to a post-closing working capital adjustment.

Management has evaluated subsequent events occurring through December 1, 2020 and determined that no subsequent events had occurred that had not already been reflected in the consolidated financial statements or notes thereto.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the years ended December 31, 2019 and 2018, included elsewhere in the Business Acquisition Report.  Since the date of those financial statements, there have been no changes to the Company’s significant accounting policies.

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to the valuation of intangibles, deferred tax valuation allowances, uncollectible accounts and stock-based compensation.

Revenue Recognition—In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. On January 1, 2019, the Company adopted Topic 606, and its related amendments (collectively known as ASC 606) utilizing the full retrospective method of adoption. The primary impact of Topic 606 on reported revenue results was a change in the accounting for payment processing services revenue from a gross basis to a net basis.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

•	Identify the contract, or contracts, with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract, and

•	Recognize revenue when, or as, the performance obligation is satisfied.

Under ASC Topic 606, the Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable. The Company’s arrangements are typically non-cancelable for a pre-specified subscription term and do not typically contain refund-type provisions.

Revenue consists of consideration earned on (a) subscriptions to the various software-as-a-service (“SaaS”) offerings provided by the Company (i.e. Upserve Point of Sale, Upserve HQ and Upserve Online Ordering); (b) sales of hardware used in connection with Upserve’s SaaS offerings; (c) professional services (e.g., implementation services); (d) diner-facing service fees assessed in connection with Upserve Online Ordering transactions; and (e) Upserve Payments payment processing services (both on a per-transaction and a per-month basis). With respect to Upserve Payment revenue, related revenues are transaction-based and priced either as a fixed fee per-transaction or calculated as a percentage of the transaction value. Fees collected with respect to Upserve Payments are charged for the processing services provided, and do not include the gross sales price paid by the diner to the restaurant. The Company offsets transactional processing revenues with Card Organization fees (e.g., interchange fees), and records revenue from transactions on a net basis.

Subscription revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract. Hardware revenue is recognized upon fulfillment of the hardware to the customer. Transaction processing revenue is recognized monthly based on actual processing volume.

The following table summarizes revenue recognized for the 9 months ended September 30, 2020 and 2019 ($ in thousands):

	2020	2019

Point in time	$15,196	$19,484
Over time	15,087	13,984

Total	$30,283	$33,468

Cost of revenue consists primarily of costs related to hosting our platform and providing customer support. In addition, costs associated with the hardware and other items provided related to the Company’s restaurant systems are included in cost of revenue.

Contract Assets and Contract Liabilities (Deferred Revenue)—A contract asset results when goods or services have been transferred to the customer, but payment is contingent upon a future event, other than the passage of time (e.g. type of unbilled receivable). Contract assets are included in Accounts receivable in the Company’s consolidated balance sheets. The total value of the Company’s contract assets was $3,440,000 and $948,000 as of September 30, 2020 and 2019, respectively and $1,229,000 and $70,000 as of January 1, 2020 and 2019.

The Company records contract liabilities to deferred revenue when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The Company generally invoices its customers monthly in the period of services being provided. The Contract liability balance was $3,141,000 and $2,114,000 as of September 30, 2020 and 2019, respectively and $2,276,000 and $558,000 as of January 1, 2020 and 2019.  Increase in contract liabilities during the fiscal periods ending September 30, 2020 and 2019 primarily resulted from growth of contracts with new and existing customers. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as short-term deferred revenue and the remaining portion is recorded as long-term deferred revenue, which is included within other noncurrent liabilities on the accompanying consolidated balance sheets. Long-term deferred revenue was $732,000 and $537,000 as of September 30, 2020 and 2019, respectively.

Recent Accounting Pronouncements—In February 2016, the FASB issued ASU No. 2016-02, Leases, as amended by ASU 2019-01, Leases (Topic 842), in March 2019 (together, “ASC 842”), its new standard on accounting for leases. ASC 842 requires the recognition of leased assets and lease obligations by lessees for those leases currently classified as operating leases under existing lease guidance. Short-term leases with a term of 12 months or less are not required to be recognized. ASC 842 also requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The provisions of ASC 842 will be effective for private companies on January 1, 2022, with early adoption permitted. The Company plans to adopt ASC 842 as of January 1, 2022 and is currently in the process of evaluating the impact that will come from adoption.

3.	FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The Company’s cash equivalents at September 30, 2020 and December 31, 2019 consisted of $15,884,000 and $23,669,000, respectively, held in money market funds recorded at cost, which approximates fair value based on quoted prices for identical assets that are traded in active markets. These measurements are considered to be Level 1 measurements in the hierarchy used to determine the extent of reliance on unobservable inputs. There are no items in the consolidated financial statements measured at fair value on a recurring basis, and there have been no nonrecurring adjustments to assets or liabilities required to be measured using fair value measurements and inputs.

4.	INTANGIBLE ASSETS

Intangible assets consist of the following as of September 30, 2020 (in thousands):

			Accumulated
	Cost	Life	Amortization	Net

Developed technology	$20,800	5–8 years	$(9,082)	$11,718
Customer relationships	34,000	8 years	(13,624)	20,376
Trademarks and trade names	4,440	5–8 years	(1,779)	2,661
Capitalized software development	302	3 years	(300)	2

Total intangible assets	$59,542		$(24,785)	$34,757

Amortization expense was $5,859,000 in the nine months ended September 30, 2020, of which $2,172,000 related to developed technology.

Intangible assets consisted of the following as of December 31, 2019 (in thousands):

			Accumulated
	Cost	Life	Amortization	Net

Developed technology	$20,800	5–8 years	$(6,910)	$13,890
Customer relationships	34,000	8 years	(10,436)	23,564
Trademarks and trade names	4,440	5–8 years	(1,362)	3,078
Capitalized software development	302	3 years	(218)	84

Total intangible assets	$59,542		$(18,926)	$40,616

Amortization expense was $5,997,000 in the nine months ended September 30, 2019, of which $2,316,000 related to developed technology.

5.	DEBT

The following is a summary of the Company’s debt arrangements as of September 30, 2020 and December 31, 2019 (in thousands):

	2020	2019

Current obligations:
Golub Capital, LLC Loan	—	—

Total current obligations	$—	$—

Long-term obligations:
Golub Capital, LLC Loan	65,000	65,000

Total long-term obligations, at par	65,000	65,000

Unamortized debt issuance costs	(994)	(1,149)

Total long-term obligations, at carrying value	$64,006	$63,851

Term Loans—On July 12, 2018, Upserve entered into a credit agreement with Golub Capital, LLC (“Golub”) for a total of up to $48,000,000 with a maturity date of July 11, 2023, consisting of a $35,000,000 term loan, a $10,000,000 delayed draw term loan, and up to a $3,000,000 revolving loan. The credit agreement with Golub was amended on December 20, 2019 to provide for a $20,000,000 incremental term loan with a maturity date of July 11, 2023. The credit facility is secured by a continuing security interest in and a pledge of all the Company’s assets. Upserve borrowed $35,000,000 in a term loan on July 12, 2018, $10,000,000 in the delayed draw term loan on January 16, 2019, and $20,000,000 in an incremental term loan on December 20, 2019. Upserve may borrow under the delayed draw term loan as a lump sum at any time, and under the revolving loan in multiples of $100,000 for one month, two month or three month terms. Interest is computed at the London InterBank Offered Rate, plus an applicable margin based on the Company’s most recent last quarter’s annualized Recurring Revenue Leverage Ratio, as defined in the agreement, and is paid quarterly in arrears. As of September 30, 2020, the interest rate on the term loan was 9.00%. Interest expense amounted to $4,150,000 and $2,747,000 for the periods ended September 30, 2020 and 2019, respectively. The term loan requires the Company to maintain certain financial and nonfinancial covenants. The Company believes that it was in compliance with all covenants as of year-end.  On June 26, 2020, the Company amended its existing credit agreement.  The amendment revises the quarterly-tested “LQA Recurring Revenue Net Leverage Ratio” financial covenant contained in the credit agreement through June 30, 2021. The amendment effectively increases the maximum ratio allowed for each quarterly period.

6.	COMMITMENTS AND CONTINGENCIES

Facility Lease Obligations—In August 2013, the Company signed a lease agreement for its headquarters in Providence, Rhode Island. The lease was subsequently amended in November 2013 and in April 2019. The lease termination date is 72 months after commencement of the April 2019 amendment.  In June 2020 the Company provided notice of lease termination effective June 2021.

In June 2016, the Company signed a lease agreement for office space in San Francisco, California. The lease terminated in July 2019. As part of the lease, the Company provided a $126,167 letter of credit, secured by the revolving loan with Golub Capital. As of September 30, 2020, the letter of credit was reduced to $0.

In January 2018, the Company signed a lease agreement for office space in Denver, Colorado. The lease termination date is 65 months after commencement. As part of the lease, the Company provided a $250,000 letter of credit, secured by the revolving loan with Golub Capital.

Rent expense is recognized on a straight-line basis over the term of the lease. Total rent expense was $723,000 and $804,000 for the periods ended September 30, 2020 and 2019, respectively.

Future minimum lease payments under these agreements as of September 30, 2020, are as follows ($ in thousands):

Years Ending
December 31

2020	$212
2021	449
2022	163
2023	110

Total payments	$934

Guarantees—As permitted under Delaware law, the Company’s Certificate of Incorporation and Bylaws provide that the Company indemnify its stockholders, officers, directors, and partners and each person controlling the stock held for certain events or occurrences that happen by reason of the relationship with or position held at the Company. The Company’s agreements with customers generally require the Company to indemnify the customer against claims in which the Company’s products infringe third-party patents, copyrights, or trademarks and indemnify against product liability matters.

During the periods ended September 30, 2020 and 2019, the Company had not experienced any material losses related to these indemnification obligations and no material claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.

******

Schedule “E”
Unaudited pro forma condensed consolidated statement of loss of Lightspeed for the year ended
March 31, 2020 and for the nine months ended December 31, 2020

Lightspeed POS Inc.
Pro Forma Condensed Consolidated Statement of Loss
(Unaudited)
For the year ended March 31, 2020
(Expressed in thousands of US dollars except share amounts)

		ShopKeep	Upserve
	Lightspeed POS(1)	for the year ended Dec. 31, 2019		Notes		Pro Forma Adjustments	Pro Forma Consolidated
		Note 6	Note 7

Revenue	120,637	54,267	44,683				219,587
Direct cost of revenues	39,668	13,045	17,694				70,407
Gross profit	80,969	41,222	26,989				149,180

Operating expenses
General and administrative	21,345	11,176	9,220	[4a][4f	]	6,565	48,306
Research and development	32,750	9,333	8,545				50,628
Sales and marketing	61,122	17,125	18,613				96,860
Depreciation of property and equipment	1,749	399	262				2,410
Depreciation of right-of-use assets	2,492	1,277	735				4,504
Foreign exchange loss (gain)	(395)	123					(272)
Acquisition-related compensation	11,087						11,087
Amortization of intangible assets	9,226	2,830	7,996	[4c][4h	]	27,948	48,000
Total operating expenses	139,376	42,263	45,371			34,513	261,523
Operating loss	(58,407)	(1,041)	(18,382)			(34,513)	(112,343)

Change in fair value of financial instruments	—	(14,350)		[4d	]	14,350	—
Net interest income (expense)	1,766	(18,417)	(4,077)	[4e][4i	]	22,148	1,420
	1,766	(32,767)	(4,077)			36,498	1,420
Loss before income taxes	(56,641)	(33,808)	(22,459)			1,985	(110,923)

Income tax expense (recovery)
Current	49	549					598
Deferred	(3,159)	38	(449)				(3,570)
Total income tax expense (recovery)	(3,110)	587	(449)				(2,972)
Net loss	(53,531)	(34,395)	(22,010)			1,985	(107,951)

Net loss per share – basic and diluted
Net loss per share	(0.62)			[5	]		(1.09)

(1) Certain figures have been reclassified in order to conform to the current period presentation.

Lightspeed POS Inc.
Pro Forma Condensed Interim Consolidated Statement of Loss
(Unaudited)
For the nine-month period ended December 31, 2020
(Expressed in thousands of US dollars except share amounts)

		ShopKeep	Upserve
	Lightspeed POS	for the 9 months ended Sept. 30, 2020		Notes		Pro Forma Adjustments	Pro Forma Consolidated
		Note 6	Note 7

Revenue	139,333	38,363	30,283	[4b][4g	]	(8,299)	199,680
Direct cost of revenues	55,989	9,818	13,669	[4b][4g	]	(2,815)	76,661
Gross profit	83,344	28,545	16,614			(5,484)	123,019

Operating expenses
General and administrative	35,794	9,793	6,720	[4b][4g	]	(2,565)	49,742
Research and development	38,190	6,887	4,407	[4b][4g	]	(1,777)	47,707
Sales and marketing	63,705	12,334	10,814	[4b][4g	]	(4,122)	82,731
Depreciation of property and equipment	1,609	288	211	[4b][4g	]	(38)	2,070
Depreciation of right-of-use assets	2,655	988	527	[4b][4g	]	(137)	4,033
Foreign exchange loss (gain)	1,548	(114)		[4b][4g	]	(12)	1,422
Acquisition-related compensation	9,663						9,663
Amortization of intangible assets	16,769	2,338	5,859	[4c][4h	]	17,328	42,294
Total operating expenses	169,933	32,514	28,538			8,677	239,662
Operating loss	(86,589)	(3,969)	(11,924)			(14,161)	(116,643)

Change in fair value of financial instruments		(95,798)		[4d	]	95,798	—
Net interest income (expense)	(500)	(11,085)	(4,578)	[4b][4g	]	29
				[4e][4i	]	15,277	(857)
	(500)	(106,883)	(4,578)			111,104	(857)
Loss before income taxes	(87,089)	(110,852)	(16,502)			96,943	(117,500)

Income tax expense (recovery)
Current	118	23	31				172
Deferred	(4,974)	17	33				(4,924)
Total income tax expense (recovery)	(4,856)	40	64				(4,752)
Net loss	(82,233)	(110,892)	(16,566)			96,943	(112,748)

Net loss per share – basic and diluted
Net loss per share	(0.83)			[5	]		(1.02)

1. Description of the transaction

On November 25, 2020, Lightspeed acquired ShopKeep Inc. and its affiliates (“ShopKeep”) pursuant to an Agreement and Plan of Merger and Reorganization dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the “ShopKeep Acquisition”).

On December 1, 2020, Lightspeed and its wholly-owned subsidiaries, Provide Merger Sub Inc. and Provide Holdings Inc., acquired the business of Al Dente Intermediate Holdings, LLC and its subsidiaries (“Upserve”) through the acquisition of all the issued and outstanding shares of Al Dente Topco, Inc. pursuant to an Agreement and Plan of Merger dated December 1, 2020, by and among Lightspeed, Provide Merger Sub Inc., Provide Holdings Inc., Al Dente Topco, Inc. and Vista Equity Partners Management, LLC (the “Upserve Acquisition”, and together with the ShopKeep Acquisition, the “Acquisitions”). On December 1, 2020, immediately following the completion of the Upserve Acquisition, Al Dente Topco, Inc. and Provide Merger Sub Inc. were amalgamated and such amalgamated entity was then immediately amalgamated with Provide Holdings Inc. The surviving entity continued as Provide Holdings Inc. with 100% direct ownership of Al Dente Intermediate Holdings, LLC and its Subsidiaries. Al Dente Topco, Inc. had no significant assets, liabilities, income, expenses or operations other than its100% ownership of Al Dente Intermediate Holdings, LLC and its subsidiaries. Due to the foregoing, the financial statements which have been provided for the purposes of this business acquisition report are those of Al Dente Intermediate Holdings, LLC and its subsidiaries. Al Dente Intermediate Holdings, LLC and its subsidiaries are referred to as “Upserve” in this document.

2. Basis of presentation

The unaudited pro forma condensed interim consolidated statement of loss for the nine months ended December 31, 2020 and the unaudited pro forma condensed consolidated statement of loss for the year ended March 31, 2020 of Lightspeed POS Inc. (“Lightspeed”) were prepared to reflect the acquisitions as described below.

The financial year-ends of Lightspeed, ShopKeep and Upserve are non-coterminous. Given that the financial year-end of both ShopKeep and Upserve differs from Lightspeed by less than 93 days, adjustments for the difference in period and year-ends is not required in these unaudited pro forma consolidated financial statements. The year-end of both ShopKeep and Upserve is December 31, 2019.

The unaudited pro forma condensed consolidated statements of loss of Lightspeed are comprised of information derived from:

•	the audited consolidated statements of loss and comprehensive loss of Lightspeed for the year ended March 31, 2020;

•	the audited consolidated statement of operations of ShopKeep for the year ended December 31, 2019; and

•	the audited consolidated statement of comprehensive loss of Al Dente Intermediate Holdings, LLC for the year ended December 31, 2019;

•	the unaudited condensed interim consolidated statements of loss and comprehensive loss of Lightspeed for the nine months ended December 31, 2020;

•	the unaudited condensed interim consolidated statement of operations of ShopKeep for the nine months ended September 30, 2020; and

•	the unaudited condensed interim consolidated statement of comprehensive loss of Al Dente Intermediate Holdings, LLC for the nine months ended September 30, 2020.

A pro forma consolidated balance sheet has been omitted given that the December 31, 2020 interim consolidated financial statements of Lightspeed have been filed and reflect the acquisitions.

The unaudited condensed interim consolidated financial statements for the nine months ended December 31, 2020 and the audited consolidated financial statements for the year ended March 31, 2020 of Lightspeed were prepared using policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2020 and the audited consolidated financial statements for the year ended December 31, 2019 of ShopKeep and Al Dente Intermediate Holdings, LLC were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) for private companies.

For purposes of the unaudited pro forma condensed consolidated information, all material adjustments have been made to the historical consolidated financial statements of ShopKeep and Upserve to adjust those financial statements, prepared in accordance with US GAAP, to Lightspeed’s accounting policies under IFRS. Details on these adjustments are described in notes 6 and 7 below.

The unaudited pro forma condensed consolidated financial statements have been compiled using accounting policies consistent with those adopted by Lightspeed in accordance with IFRS, but do not include all of the disclosures required by IFRS, and should be read in conjunction with the Lightspeed financial statements listed above.

The unaudited pro forma condensed consolidated statements of loss have been prepared to give effect to the acquisitions of ShopKeep and Upserve, as if the acquisitions had occurred on April 1, 2019.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisitions of ShopKeep and Upserve been effected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of the results of operations of future periods. The amounts recognized in connection with the purchase price consideration and allocation of the purchase price to the fair values of the assets acquired and liabilities are preliminary estimates, subject to completion. Actual amounts recorded upon management’s completion of the accounting for the consideration and purchase price allocation may differ from such unaudited pro forma condensed consolidated financial statements, including the determination of consideration paid and allocation of the purchase price to the assets acquired and liabilities assumed, and such differences may be material. Since the unaudited pro forma condensed consolidated financial statements have been developed to retroactively show the effect of transactions that are expected to occur or did occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

3. Acquisition costs

ShopKeep

On November 25, 2020, Lightspeed completed the closing of the acquisition of ShopKeep. Lightspeed finalized the acquisition for total consideration of $554,925.

The total consideration compromised of:

•	$134,055 cash paid, net of the cash acquired

•	$380,574 paid with the issuance of 7,437,452 common shares at a fair value of $51.17 per share at the closing date

•	$40,432 in replacement awards issued for the absorption of the stock option plan of ShopKeep

•	$136 amounts receivable from ShopKeep

The fair value of the assets acquired were as follows:

Trade receivables and other assets	3,111
Merchant cash advances	1,531
Property and equipment	765
Goodwill	483,928
Customer relationships	74,800
Software technology	13,400
Other long-term assets	122
Total assets	577,657
Accounts payable and accrued liabilities	18,315
Deferred revenue	4,417
Total liabilities	22,732
Fair value of net assets acquired	554,925

Upserve

On December 1, 2020, Lightspeed acquired all the outstanding shares of Upserve, a leading restaurant management cloud-software company. Lightspeed completed the acquisition for total consideration of $411,603. The total consideration comprised of:

•	$98,855 cash paid on the closing date, net of cash acquired

•	$310,214 paid with the issuance of 5,895,365 common shares at a fair value of $52.62 per share at the closing date

•	$2,000 amounts payable to Upserve that has been treated as a holdback that is expected to be released within 12 months from the acquisition

•	$534 working capital adjustment

The fair value of the assets acquired were as follows:

Trade receivables and other assets	2,659
Property and equipment	376
Goodwill	353,490
Customer relationships	71,400
Software technology	15,200
Other long-term assets	123
Total assets	443,248
Accounts payable and accrued liabilities	28,253
Deferred revenue	3,392
Total liabilities	31,645
Fair value of net assets acquired	411,603

4. Unaudited pro forma condensed consolidated statements of loss and adjustments

ShopKeep

The unaudited pro forma condensed interim consolidated statement of loss of Lightspeed for the nine months ended December 31, 2020 and the unaudited pro forma condensed consolidated statement of loss of Lightspeed for the year ended March 31, 2020 have been adjusted to reflect the following transactions as if the acquisition of ShopKeep had been completed on April 1, 2019:

(a)
Estimated acquisition related costs of approximately $4,319 (relating to investment banker, legal, regulatory and accounting fees) have been reflected in the unaudited pro forma consolidated statement of loss of Lightspeed for the year ended March 31, 2020 on the basis that these expenses are directly incremental to the ShopKeep transaction.

(b)
Elimination of the post acquisition results of operations from November 25, 2020 that are included in Lightspeed’s condensed interim consolidated statements of loss and comprehensive loss for the nine months ended December 31, 2020 to ensure that only nine months of results of the acquisitions are included in the unaudited pro forma condensed interim consolidated statement of loss.

(c)
Additional amortization of intangible assets that were identified during Lightspeed’s initial and preliminary determination of the fair value of assets acquired and liabilities assumed in the Shopkeep acquisition. The assets identified consist of technology and customer relationships, with a total fair value of approximately $88,200. The estimated useful lives of these assets are approximately 3 and 5 years, respectively. These values are preliminary and are subject to finalization. As outlined in Note 2, the amounts recorded upon the finalization of the purchase price allocation, as well as the final useful lives determined, may differ from the amounts reflected in these pro formas, and the differences may be material.

(d)
Elimination of interest expenses and changes in fair value of financial instruments as the line of credit, notes payable, and convertible preferred stock were settled as part of the acquisition of Shopkeep.

(e)
Elimination of changes in the fair value of financial instruments as the convertible preferred stock and warrants for common shares and convertible preferred stock were settled as part of the acquisition of Shopkeep.

Upserve

The unaudited pro forma condensed interim consolidated statement of loss of Lightspeed for the nine months ended December 31, 2020 and the unaudited pro forma condensed consolidated statement of loss of Lightspeed for the year ended March 31, 2020 have been adjusted to reflect the following transactions as if the acquisition of Upserve had been completed on April 1, 2019:

f)
Estimated acquisition related costs of approximately $2,246 (relating to investment banker, legal, regulatory and accounting fees) have been reflected in the unaudited pro forma consolidated statement of loss of Lightspeed for the year ended March 31, 2020 on the basis that these expenses are directly incremental to the Upserve transaction.

g)
Elimination of the post acquisition results of operations from December 1, 2020 that are included in Lightspeed’s condensed interim consolidated statements of loss and comprehensive loss for the nine months ended December 31, 2020 to ensure that only nine months of results of the acquisitions are included in the unaudited pro forma condensed interim consolidated statement of loss.

h)
Additional amortization of intangible assets that were identified during Lightspeed’s initial and preliminary determination of the fair value of assets acquired and liabilities assumed in the Upserve acquisition. The assets identified consist of software technology and customer relationships, with a total fair value of approximately $86,600. The estimated useful lives of these assets are approximately 3 and 5 years, respectively. These values are preliminary and are subject to finalization. As outlined in Note 2, the amounts recorded upon the finalization of the purchase price allocation, as well as the final useful lives determined, may differ from the amounts reflected in these pro formas, and the differences may be material.

i)	Elimination of interest expenses and changes in fair value of financial instruments as the Long-term debt were settled as part of the acquisition of Upserve.

5. Unaudited pro forma net loss per share

The pro forma net loss per share for the nine months ended December 31, 2020 and the year ended March 31, 2020 is as follows:

FOR THE YEAR ENDED MARCH 31, 2020

Unaudited pro forma net loss	(107,951)

Weighted average shares outstanding	85,890,314
Unaudited pro forma shares issued for ShopKeep	7,437,452
Unaudited pro forma shares issued for Upserve	5,895,365
Unaudited pro forma weighted average shares outstanding	99,223,131

Basic and diluted unaudited pro forma net loss per share	(1.09)

FOR THE NINE MONTHS ENDED DECEMBER 31, 2020

Unaudited pro forma net loss attributable to LightSpeed	(112,748)

Weighted average shares outstanding	99,007,423
Less: weighted average of shares issued for acquisition included in this amount	(1,611,976)
Weighted average excluding acquisitions	97,395,447
Unaudited pro forma shares issued for ShopKeep	7,437,452
Unaudited pro forma shares issued for Upserve	5,895,365
Unaudited pro forma weighted average shares outstanding	110,728,264

Basic and diluted unaudited pro forma net loss per share	(1.02)

6. Reconciliation of ShopKeep’s historical financial statements from US GAAP to IFRS

Consolidated Statement of Operations
(unaudited; expressed in thousands of US dollars)
Year ended December 31, 2019

		IFRS adjustments
	ShopKeep US GAAP	Note	Measurement & recognition	Presentation (6iv)	ShopKeep IFRS

Revenue:
Subscription, processing and services-based recurring revenue	48,642			(48,642)	—
Product revenue	5,625			(5,625)	—
				54,267	54,267	Revenue
Total revenue	54,267			—	54,267
Cost of sales:
Subscription, processing and services-based costs	5,577			(5,577)	—
Product costs	5,004			(5,004)	—
				13,045	13,045	Direct cost of revenues
Total cost of sales	10,581			2,464	13,045
Gross profit	43,686			(2,464)	41,222
Operating expenses:
Technology, research and development	13,944	[6iii]	(28)	(4,583)	9,333	Research and development
Sales and marketing	18,922	[6iii]	1	(1,798)	17,125	Sales and marketing
General and administrative	12,177	[6ii][6iii]	(1,563)	562	11,176	General and administrative
		[6ii]	1,277		1,277	Depreciation of right-of-use assets
				399	399	Depreciation of property and equipment
				123	123	Foreign exchange loss (gain)
				2,830	2,830	Amortization of intangible assets
Total operating expenses	45,043		(313)	(2,467)	42,263
Loss from operations	(1,357)		313	3	(1,041)

Other expense (income):
Other income, net	(1)			1	—
Interest expense, net	8,839	[6i][6ii]	9,579	(1)	18,417	Net interest income (expense)
Change in fair value of financial instruments	4,484	[6i]	9,866		14,350	Change in fair value of financial instruments
Total other expense	13,322		19,445	—	32,767
Loss before income taxes	(14,679)		(19,132)	3	(33,808)

Provision for income taxes	(584)			584	—
				(549)	(549)	Current
				(38)	(38)	Deferred
	(584)			(3)	(587)
Net loss	(15,263)		(19,132)	—	(34,395)

i.
There was a change in classification of the convertible preferred stock from temporary equity under US GAAP to debt under IFRS 9 – Financial instruments (“IFRS 9”). In addition, the conversion option is required to be treated as an embedded derivative requiring bifurcation. The debt component is subsequently measured at amortized cost resulting in the recognition of interest expense using the effective interest rate method in the consolidated statement of operations. The conversion option is accounted for as a derivative with changes in fair value recognized in the consolidated statement of operations. This resulted in an increase in Interest expense of $9,365 and an increase in the Change in fair value of financial instruments of $9,866.

ii.
There is no longer a concept of operating versus finance lease classification for lessees under IFRS 16 – Leases (“IFRS 16”). Therefore, all previously recorded operating leases under US GAAP (apart from those where the low value or short-term lease exemptions are applied), will result in the recognition of a right-of-use asset and lease liability on the balance sheet and resulting amortization and interest expense in the consolidated statement of operations. This results in a reversal of rent expense recorded under US GAAP of $1,344 from General and administrative, and the recognition under IFRS of $214 in Interest expense and $1,277 in depreciation of right-of-use assets.

iii.
The compensation expense associated with the employee stock options are recorded on a straight-line basis under US GAAP while the graded vesting method is used by Lightspeed in accordance with IFRS 2 – Share based payment (“IFRS 2”). This difference led to a $28 decrease in Technology, research and development, $1 increase in Sales and marketing and a $219 decrease in General and administrative expenses.

iv.	In addition to the IFRS measurement and recognition adjustments, adjustments were made in order to align the presentation with Lightspeed’s accounting policies under IFRS.

Condensed Interim Consolidated Statement of Operations
(unaudited; expressed in thousands of US dollars)
Nine month period ended September 30, 2020

		IFRS adjustments
	ShopKeep US GAAP	Note		Measurement & recognition	Presentation (6viii)	ShopKeep IFRS

Revenue:
Subscription, processing and services-based recurring revenue	34,703				(34,703)	—
Product revenue	3,660				(3,660)	—
					38,363	38,363	Revenue
Total revenue	38,363				—	38,363
Cost of sales:
Subscription, processing and services-based costs	3,898				(3,898)	—
Product costs	3,401				(3,401)	—
					9,818	9,818	Direct cost of revenues
Total cost of sales	7,299				2,519	9,818
Gross profit	31,064				(2,519)	28,545
Operating expenses:
Technology, research and development	10,941	[6vii]		(44)	(4,010)	6,887	Research and development
Sales and marketing	14,393	[6vii]		(51)	(2,008)	12,334	Sales and marketing
General and administrative	9,432	[6vi][6vii]		(623)	984	9,793	General and administrative
		[6vi]		988		988	Depreciation of right-of-use assets
					288	288	Depreciation of property and equipment
					(114)	(114)	Foreign exchange loss (gain)
					2,338	2,338	Amortization of intangible assets
Total operating expenses	34,766			270	(2,522)	32,514
Loss from operations	(3,702)			(270)	3	(3,969)

Other expense (income):
Interest expense, net	5,573	[6v][6vi]		5,512		11,085	Net interest income (expense)
Change in fair value of financial instruments	15,193	[6v	]	80,605		95,798	Change in fair value of financial instruments
Total other expense	20,766			86,117		106,883
Loss before income taxes	(24,468)			(86,387)	3	(110,852)

Provision for income taxes	(37)				37	—
					(23)	(23)	Current
					(17)	(17)	Deferred
	(37)				(3)	(40)
Net loss	(24,505)			(86,387)	—	(110,892)

v.
There was a change in classification of the convertible preferred stock from temporary equity under US GAAP to debt under IFRS 9. In addition, the conversion option is required to be treated as an embedded derivative requiring bifurcation. The debt component is subsequently measured at amortized cost resulting in the recognition of interest expense using the effective interest rate method in the condensed interim consolidated statement of operations. The conversion option is accounted for as a derivative with changes in fair value recognized in the condensed interim consolidated statement of operations. This resulted in an increase in Interest expense of $5,208 and an increase in the Change in fair value of financial instruments of $80,605.

vi.
There is no longer a concept of operating versus finance lease classification for lessees under IFRS 16. Therefore, all previously recorded operating leases under US GAAP (apart from those where the low value or short-term lease exemptions are applied), will result in the recognition of a right-of-use asset and lease liability on the balance sheet and resulting amortization and interest expense in the condensed interim consolidated statement of operations. This results in a reversal of rent expense recorded under US GAAP of $910 from General and administrative, and the recognition under IFRS of $304 in Interest expense and $988 in depreciation of right-of-use assets.

vii.
The compensation expense associated with the employee stock options are recorded on a straight-line basis under US GAAP while the graded vesting method is used by Lightspeed in accordance with IFRS 2. This difference led to a $44 decrease in Technology, research and development, $51 decrease in Sales and marketing and a $287 increase in General and administrative expenses.

viii.	In addition to the IFRS measurement and recognition adjustments, adjustments were made in order to align the presentation with Lightspeed’s accounting policies under IFRS.

7. Reconciliation of Upserve’s historical financial statements from US GAAP to IFRS

Consolidated Statement of Comprehensive Loss
(unaudited; expressed in thousands of US dollars)
Year ended December 31, 2019

		IFRS adjustments
	Upserve US GAAP	Note		Measurement & recognition	Presentation (7iii)	Upserve IFRS

Revenue	44,683					44,683	Revenue
Cost of revenue	19,500	[7i	]	(313)	(1,493)	17,694	Direct cost of revenues
Gross profit	25,183			313	1,493	26,989
Operating expenses:
Research and development	8,471	[7i	]	(175)	249	8,545	Research and development
Selling, general, and administrative	26,666	[7i][7ii]		174	(8,227)	18,613	Sales and marketing
Amortization of intangible assets	7,996					7,996	Amortization of intangible assets
					9,220	9,220	General and administrative
					262	262	Depreciation of property and equipment
		[7i	]	735		735	Depreciation of right-of-use assets
Total operating expenses	43,133			734	1,504	45,371
Loss from operations	(17,950)			(421)	(11)	(18,382)

Interest and other income (expense):
Interest income	92				(4,169)	(4,077)	Net interest income (expense)
Interest expense	(3,945)	[7i	]	(224)	4,169	—
Other expense, net	—						Other income (expense), net
Total interest and other expense	(3,853)			(224)	—	(4,077)

Income tax benefit	(438)				(11)	(449)
						—	Current
						—	Deferred
	(438)			—	(11)	(449)
Net loss and comprehensive loss	(21,365)			(645)	—	(22,010)

i.
There is no longer a concept of operating versus finance lease classification for lessees under IFRS 16. Therefore, all previously recorded operating leases under US GAAP (apart from those where the low value or short-term lease exemptions are applied), will result in the recognition of a right-of-use asset and lease liability on the balance sheet and resulting amortization and interest expense in the consolidated statement of comprehensive loss. This results in a reversal of rent expense recorded under US GAAP of $313 from Cost of revenue, $175 from Research and development expenses and $384 from Selling, general and administrative expenses, and the recognition under IFRS of $224 in Interest expense and $735 in Depreciation of right-of-use assets.

ii.
The compensation expense associated with the employee stock options are recorded on a straight-line basis under US GAAP while the graded vesting method is used by Lightspeed in accordance with IFRS 2. This difference led to an increase to Selling, general and administrative expenses of $558.

iii.	In addition to the IFRS measurement and recognition adjustments, adjustments were made in order to align the presentation with Lightspeed’s accounting policies under IFRS.

Condensed Interim Consolidated Statement of Comprehensive Loss
(unaudited; expressed in thousands of US dollars)
Nine month period ended September 30, 2020

		IFRS adjustments
	Upserve US GAAP	Note	Measurement & recognition	Presentation adjustments(7vi)	Upserve IFRS

Revenue	30,283				30,283	Revenue
Cost of revenue	14,894	[7iv]	(244)	(981)	13,669	Direct cost of revenues
Gross profit	15,389		244	981	16,614
Operating expenses:
Research and development	4,537	[7iv]	(119)	(11)	4,407	Research and development
Selling, general, and administrative	17,096	[7iv][7v]	(348)	(5,934)	10,814	Sales and marketing
Amortization of intangible assets	5,859				5,859	Amortization of intangible assets
				6,720	6,720	General and administrative
				211	211	Depreciation of property and equipment
		[7iv]	527		527	Depreciation of right-of-use assets
Total operating expenses	27,492		60	986	28,538
Loss from operations	(12,103)		184	(5)	(11,924)

Interest and other income (expense):
Interest income	15			(15)	—
Interest expense	(4,496)	[7iv]	(97)	15	(4,578)	Net interest income (expense)
Other expense, net	(5)			5	—
Total interest and other income expense	(4,486)		(97)	5	(4,578)

Income tax expense	64			(64)	—
				31	31	Current
				33	33	Deferred
	64		—	—	64
Loss and comprehensive loss	(16,653)		87	—	(16,566)

iv.
There is no longer a concept of operating versus finance lease classification for lessees under IFRS 16. Therefore, all previously recorded operating leases under US GAAP (apart from those where the low value or short-term lease exemptions are applied), will result in the recognition of a right-of-use asset and lease liability on the balance sheet and resulting amortization and interest expense in the condensed interim consolidated statement of comprehensive loss. This results in a reversal of rent expense recorded under US GAAP of $244 from Cost of revenue, $119 from Research and development expenses and $284 from Selling, general and administrative expenses, and the recognition under IFRS of $97 in Interest expense and $527 in Depreciation of right-of-use assets.

v.
The compensation expense associated with the employee stock options are recorded on a straight-line basis under US GAAP while the graded vesting method is used by Lightspeed in accordance with IFRS 2. This results in a decrease to Selling, general and administrative expenses of $64.

vi.	In addition to the IFRS measurement and recognition adjustments, adjustments were made in order to align the presentation with Lightspeed’s accounting policies under IFRS.